PROSPECTUS

Filed pursuant to Rule 424(b)(3)
Registration No. 333-146751

ZORO MINING CORP.

OFFERING OF 6,401,600 SHARES OF COMMON STOCK

This Prospectus relates to the offering of 3,150,400 shares of our common stock by certain of the selling shareholders (each a "Selling Shareholder") named in this Prospectus under the heading "Selling Shareholders". In addition, this Prospectus relates to the offering of 3,251,200 shares issuable upon the exercise of certain outstanding warrants to acquire shares of our common stock by certain of the Selling Shareholders. These shares include the following shares, all as described in this Prospectus under "Selling Shareholders":

1.          the resale by certain Selling Shareholders, and their transferees, donees or successors, of an aggregate of 2,064,000 shares of our common stock issued on May 4, 2007 pursuant to a private placement (the "May 4, 2007 Private Placement");

2.          the resale by certain Selling Shareholders, and their transferees, donees or successors, of an aggregate of 1,022,400 shares of our common stock issued on May 18, 2007 pursuant to a private placement (the "May 18, 2007 Private Placement");

3.          the resale by certain Selling Shareholders, and their transferees, donees or successors, of an aggregate of 2,064,000 shares of our common stock issuable upon the exercise of 2,064,000 common stock purchase warrants issued pursuant to the May 4, 2007 Private Placement;

4.          the resale by certain Selling Shareholders, and their transferees, donees or successors, of an aggregate of 1,022,400 shares of our common stock issuable upon the exercise of 1,022,400 common stock purchase warrants issued pursuant to the May 18, 2007 Private Placement;

5.          the resale by certain Selling Shareholders, and their transferees, donees or successors, of an aggregate of 100,800 shares of our common stock issuable upon the exercise of 100,800 common stock purchase warrants issued on May 18, 2007 as finder's fees in connection with the private placements described above (the "Private Placement Finder's Fee Warrants");

6.          the resale by certain Selling Shareholders, and their transferees, donees or successors, of an aggregate of 32,000 shares of our common stock issued on June 18, 2007 pursuant to a private placement (the "June 2007 Private Placement");

7.          the resale by certain Selling Shareholders, and their transferees, donees or successors, of an aggregate of 32,000 shares of our common stock issued on July 11, 2007 pursuant to a private placement (the "July 2007 Private Placement");

8.         the resale by certain Selling Shareholders, and their transferees, donees or successors, of an aggregate of 32,000 shares of our common stock issuable upon the exercise of 32,000 common stock purchase warrants issued pursuant to the June 2007 Private Placement; and

9.          the resale by certain Selling Shareholders, and their transferees, donees or successors, of an aggregate of 32,000 shares of our common stock issuable upon the exercise of 32,000 common stock purchase warrants issued pursuant to the July 2007 Private Placement.

We will not receive any proceeds from the sale of shares by the Selling Shareholders. However, we will receive proceeds upon the exercise of any common stock purchase warrants that may be exercised by the Selling Shareholders. If all of the warrants are exercised we will receive proceeds in an amount of $4,876,800.

Our common stock is registered under Section 12(g) of the United States Securities Exchange Act of 1934, as amended, and is quoted on the NASD Over-the-Counter Bulletin Board (the "OTCBB") under the symbol "ZORO.OB". The last reported sales price per share of our common stock as reported by the OTCBB on September 25, 2007, the day our shares last traded, was $1.10.

Our principal offices are located at 3430 East Sunrise Drive, Suite 160, Tucson, Arizona, U.S.A., 85718, and our telephone number is (520) 299-0390.

The purchase of the securities offered through this Prospectus involves a high degree of risk. You should carefully read and consider the section of this Prospectus titled "Risk Factors" beginning on page 8 before buying any of our shares of common stock.

The information in this Prospectus is not complete and may be changed. The Selling Shareholders may not sell or offer these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offence.

The date of this Prospectus is November 1, 2007.

__________

The following table of contents has been designed to help you find important information contained in this Prospectus. We encourage you to read the entire Prospectus.

TABLE OF CONTENTS

__________

ABOUT THIS PROSPECTUS

This Prospectus is part of a registration statement that we filed with the Securities and Exchange Commission. The registration statement containing this Prospectus, including the exhibits to the registration statement, also contains additional information about Zoro Mining Corp. and the securities offered under this Prospectus. That registration statement can be read at the Securities and Exchange Commission's website (located at www.sec.gov) or at the Securities and Exchange Commission's Public Reference Room mentioned under the heading "Where You Can Find More Information" of this Prospectus.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document. Our business, financial condition or results of operations may have changed since that date.

REFERENCES

As used in this Prospectus: (i) the terms "we", "us", "our", "Zoro" and the "Company" mean Zoro Mining Corp. and its subsidiaries, unless the context otherwise requires; (ii) "SEC" refers to the Securities and Exchange Commission; (iii) "Securities Act" refers to the United States Securities Act of 1933, as amended; (iv) "Exchange Act" refers to the United States Securities Exchange Act of 1934, as amended; and (v) all dollar amounts refer to United States dollars unless otherwise indicated.

__________

PROSPECTUS SUMMARY

The following summary highlights selected information contained in this Prospectus. This summary does not contain all the information you should consider before investing in the securities. Before making an investment decision, you should read the entire Prospectus carefully, including the "Risk Factors" section, the financial statements and the notes to the financial statements.

The Company

We are engaged in the acquisition and exploration of mineral properties located in South America and Mexico. We currently have interests in an aggregate of approximately 33,115 gross acres located in Chile and Peru, and a further 6,825 gross acres located in Mexico, targeting gold, copper and platinum.

We have only recently acquired our mineral lease prospects and have not as yet commissioned or obtained any third party geological reports on our properties at the date of this Prospectus.

We have not established any proven or probable reserves on our mineral property interests. To date, we have been engaged primarily in organizational activities and have engaged in minimal exploratory drilling at our property located in Chile. We plan to conduct exploration programs on our properties with the objective of ascertaining whether any of our properties contain economic concentrations of minerals that are prospective for mining. As such, we are considered an exploration or exploratory stage company. Since we are an exploration stage company, there is no assurance that a commercially viable mineral deposit exists on any of our properties, and a great deal of further exploration will be required before a final evaluation as to the economic feasibility of our properties is determined. We have no known reserves of gold, copper, platinum or any other type of mineral on our properties.

We were incorporated under the laws of the State of Nevada on April 20, 2004 under the name "Rochdale Mining Corp.". Effective March 19, 2007, we merged with a wholly-owned subsidiary, Zoro Mining Corp., pursuant to Articles of Merger filed with the Nevada Secretary of State. The merger was in the form of a parent/subsidiary merger with Rochdale Mining Corp. as the surviving corporation. Upon completion of the merger, our corporate name was changed to "Zoro Mining Corp." and our Articles of Incorporation were amended to reflect this name change.

Our executive offices are located at 3430 East Sunrise Drive, Suite 160, Tucson, Arizona, 85718, and our telephone number is (520) 299-0390.

The Offering
The Issuer:	Zoro Mining Corp.
The Selling Shareholders:

The Selling Shareholders are comprised of our existing shareholders who (i) acquired our securities pursuant to private placements completed in May, June and July 2007 and, (ii) were issued our securities as finder's fees in connection with such private placements. See "Selling Shareholders".

Shares Offered by the Selling Shareholders:

The Selling Shareholders are offering up to an aggregate of 6,401,600 shares of our common stock comprised of:

  the resale by certain Selling Shareholders, and their transferees, donees or successors, of an aggregate of 2,064,000 shares of our common stock issued on May 4, 2007 pursuant to the May 4, 2007 Private Placement;

  the resale by certain Selling Shareholders, and their transferees, donees or successors, of an aggregate of 1,022,400 shares of our common stock issued on May 18, 2007 pursuant to the May 18, 2007 Private Placement;

  the resale by certain Selling Shareholders, and their transferees, donees or successors, of an aggregate of 2,064,000 shares of our common stock issuable upon the exercise of 2,064,000 common stock purchase warrants (the "May 4, 2007 Warrants") issued pursuant to the May 4, 2007 Private Placement;

  the resale by certain Selling Shareholders, and their transferees, donees or successors, of an aggregate of 1,022,400 shares of our common stock issuable upon the exercise of 1,022,400 common stock purchase warrants (the "May 18, 2007 Warrants") issued pursuant to the May 18, 2007 Private Placement;

  the resale by certain Selling Shareholders, and their transferees, donees or successors, of an aggregate of 100,800 shares of our common stock issuable upon the exercise of the Private Placement Finder's Fee Warrants issued in connection with the private placements described above;

  the resale by certain Selling Shareholders, and their transferees, donees or successors, of an aggregate of 32,000 shares of our common stock issued on June 18, 2007 pursuant to the June 2007 Private Placement;

  resale by certain Selling Shareholders, and their transferees, donees or successors, of an aggregate of 32,000 shares of our common stock issued on July 11, 2007 pursuant to the July 2007 Private Placement;

  the resale by certain Selling Shareholders, and their transferees, donees or successors, of an aggregate of 32,000 shares of our common stock issuable upon the exercise of 32,000 common stock purchase warrants (the "June 2007 Warrants") issued pursuant to the June 2007 Private Placement; and

  the resale by certain Selling Shareholders, and their transferees, donees or successors, of an aggregate of 32,000 shares of our common stock issuable upon the exercise of 32,000 common stock purchase warrants (the "July 2007 Warrants") issued pursuant to the July 2007 Private Placement.

See "Selling Shareholders".

Offering Price:

The Selling Shareholders may, from time to time, sell any or all of their shares of common stock offered by this Prospectus on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed prices, at prevailing market prices, at prices related to prevailing market prices, at varying prices or at negotiated prices. The shares may be sold directly or through agents or broker-dealers acting as agents on behalf of the Selling Shareholders. We will pay substantially all the expenses relating to the registration of the shares offered by this Prospectus, except for sales commissions and other fees applicable to sales of the shares. See "Plan of Distribution" for a description of the methods of distribution.

Use of Proceeds:

We will not receive any of the proceeds from the sale of shares by the Selling Shareholders. However, we will receive proceeds upon the exercise of any common stock purchase warrants that may be exercised by the Selling Shareholders. If all of the warrants are exercised we will receive proceeds in an amount of $4,876,800. The proceeds, if any, would be used for general corporate purposes including, in order of priority, acquisition costs, exploration expenses and working capital.

Market for our Common Stock:

Our common stock is quoted on the OTC Bulletin Board under the symbol "ZORO.OB". The last reported sale price for our shares on the OTC Bulletin Board on September 25, 2007, the day our shares last traded, was $1.10 per share.

Outstanding Shares of Common Stock:

There were 86,750,400 shares of our common stock issued and outstanding as at October 10, 2007. If all warrants offered hereby are exercised, then there would be 90,001,600 shares of our common stock issued and outstanding.

Risk Factors:	See "Risk Factors" and the other information in this Prospectus for a discussion of the factors you should consider before deciding to invest in our securities.

Summary of Financial Data

The following selected financial data has been derived from and should be read in conjunction with (i) our annual audited consolidated financial statements for the years ended April 30, 2007 and 2006, together with the notes to these financial statements; (ii) our interim unaudited consolidated financial statements for the three months ended July 31, 2007 and 2006, together with the notes to these financial statements; and (iii) the section of this Prospectus entitled "Management's Discussion and Analysis or Plan of Operations", included elsewhere herein.

In March 2004, we acquired a 100% mineral property interest in the Arlington #1 and Arlington #2 mining claims located in the Greenwood Mining Division, Province of British Columbia, Canada. During fiscal 2007, we conducted a limited exploration program on these claims and, upon review of the data, decided not to renew our interest in such claims. On May 7, 2007, we acquired our mineral property interests in Chile, Peru and Mexico. Accordingly, the selected financial data set forth below may not be comparable from period to period.

Balance Sheet Data

	As at July 31, 2007	As at April 30, 2007
	(Unaudited)	(Audited)
Cash	$2,789,010	$2,405,857
Working capital	2,203,933	2,468,322
Total assets	3,281,776	2,707,584
Total liabilities	727,554	239,262
Total stockholders' equity	3,554,222	2,468,322

Statement of Operations Data

	Three Months Ended July 31, 2007	Three Months Ended July 31, 2006	Fiscal Year Ended April 30, 2007	Fiscal Year Ended April 30, 2006
	(Unaudited)	(Unaudited)	(Audited)	(Audited)
Operating expenses	$(4,504,685)	$(18,087)	$(220,450)	$(12,690)
Interest income	22,590	--	--	--
Net loss	(4,482,096)	(18,087)	(220,450)	(12,690)
Net loss per share	(0.05)	--	(0.001)	(0.001)

RISK FACTORS

An investment in our common stock involves a number of very significant risks. You should carefully consider the following risks and uncertainties in addition to other information in this Prospectus in evaluating our company and its business before purchasing shares of our common stock. Our business, operating results and financial condition could be seriously harmed due to any of the following risks. The risks described below may not be all of the risks facing our company. Additional risks not presently known to us or that we currently consider immaterial may also impair our business operations. You could lose all or part of your investment due to any of these risks.

Risks Related to Our Business

We will need to raise additional financing to conduct further exploration.

As at July 31, 2007, we had cash of $2,789,010 and working capital of $2,203,933. However, we will require significant additional financing in order to continue our exploration activities and our assessment of the commercial viability of our mineral properties in Peru, Chile and Mexico. There can be no assurance that we will be successful in our efforts to raise additional funds, or on terms satisfactory to us. The continued exploration of current and future mineral properties and the development of our business will depend upon our ability to establish the commercial viability of our mineral properties and to ultimately develop cash flow from operations and reach profitable operations. We currently are in the exploration stage and we have no revenue from operations and we are experiencing significant negative cash flow. Accordingly, the only sources of funds presently available to us are through the sale of equity. Alternatively, we may finance our business by offering an interest in any of our mineral properties to be earned by another party or parties carrying out further exploration thereof or to obtain project or operating financing from financial institutions, neither of which is presently intended. If we are unable to obtain this additional financing, we will not be able to continue our exploration activities and our assessment of the commercial viability of our mineral properties. Further, if we are able to establish that development of our mineral properties is commercially viable, our inability to raise additional financing at that stage would result in our inability to place our mineral properties into production and recover our investment. We may not discover commercially exploitable quantities of ore on our mineral properties that would enable us to enter into commercial production, and achieve revenues and recover the money we spend on exploration.

We are in the exploration stage and our properties do not contain any reserves.

Our properties do not contain reserves in accordance with the definitions adopted by the SEC, and there is no assurance that any exploration programs will establish reserves. All of our mineral properties are in the exploration stage as opposed to the development stage and have no known body of economic mineralization. The known mineralization at these projects has not yet been determined, and may never be determined to be economic. We plan to conduct further exploration activities on our mineral properties, which future exploration may include the completion of feasibility studies necessary to evaluate whether a commercial mineable mineral exists on any of our mineral properties. There is a substantial risk that these exploration activities will not result in discoveries of commercially recoverable quantities of minerals. Any determination that our properties contain commercially recoverable quantities of minerals may not be reached until such time that final comprehensive feasibility studies have been concluded that establish that a potential mine is likely to be economic. There is a substantial risk that any preliminary or final feasibility studies carried out by us will not result in a positive determination that our mineral properties can be commercially developed.

Our exploration activities on our mineral properties may not be commercially successful, which could lead us to abandon our plans to develop the property and our investments in exploration.

Our long-term success depends on our ability to establish commercially recoverable quantities of ore on our mineral properties that can then be developed into commercially viable mining operations. Mineral exploration is highly speculative in nature, involves many risks and is frequently non-productive. These risks include unusual or unexpected geologic formations, and the inability to obtain suitable or adequate machinery, equipment or labour. The success of mineral exploration is determined in part by the following factors:

  identification of potential mineralization based on superficial analysis;

  availability of government-granted exploration permits;

  the quality of management and geological and technical expertise; and

  the capital available for exploration.

Substantial expenditures are required to establish proven and probable reserves through drilling and analysis, to develop processes to extract minerals, and to develop the mining and processing facilities and infrastructure at any chosen site. Whether a mineral deposit will be commercially viable depends on a number of factors, which include, without limitation, the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which fluctuate widely; and government regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. We may invest significant capital and resources in exploration activities and abandon such investments if we are unable to identify commercially exploitable mineral reserves. The decision to abandon a project may reduce the trading price of our common stock and impair our ability to raise future financing. We cannot provide any assurance to investors that we will discover or acquire any mineralized material in sufficient quantities on any of our properties to justify commercial operations. Further, we will not be able to recover the funds that we spend on exploration if we are not able to establish commercially recoverable quantities of ore on our mineral properties.

Our business is difficult to evaluate because we have a limited operating history.

In considering whether to invest in our common stock, you should consider that our inception was April 20, 2004 and, as a result, there is only limited historical financial and operating information available on which to base your evaluation of our performance. In addition, we have only recently acquired our primary minerals exploration prospects located in Chile, Peru, and Mexico with limited experience in early stage exploration efforts.

We have a history of operating losses and there can be no assurances we will be profitable in the future.

We have a history of operating losses, expect to continue to incur losses, and may never be profitable, and we must be considered to be in the exploration stage. Further, we have been dependent on sales of our equity securities and debt financing to meet our cash requirements. We have incurred losses totalling approximately $4,749,574 from April 20, 2004 (inception) to July 31, 2007. For the three months ended July 31, 2007, we had incurred losses of $4,482,096 and had incurred losses of approximately $220,450 during the fiscal year ended April 30, 2007. Further, we do not expect positive cash flow from operations in the near term. There is no assurance that actual cash requirements will not exceed our estimates. In particular, additional capital may be required in the event that: (i) the costs to acquire additional mineral exploration claims are more than we currently anticipate; (ii) exploration and or future potential mining costs for additional claims increase beyond our expectations; or (iii) we encounter greater costs associated with general and administrative expenses or offering costs.

Future participation in an increased number of minerals exploration prospects will require substantial capital expenditures.

The uncertainty and factors described throughout this section may impede our ability to economically discover, acquire, develop and/or exploit mineral prospects. As a result, we may not be able to achieve or sustain profitability or positive cash flows from operating activities in the future.

The financial statements for the three months ended July 31, 2007 and for the fiscal year ended April 30, 2007 have been prepared "assuming that the Company will continue as a going concern," which contemplates that we will realize our assets and satisfy our liabilities and commitments in the ordinary course of business. Our ability to continue as a going concern is dependent on raising additional capital to fund our operations and ultimately on generating future profitable operations. There can be no assurance that we will be able to raise sufficient additional capital or eventually have positive cash flow from operations to address all of our cash flow needs. If we are not able to find alternative sources of cash or generate positive cash flow from operations, our business, results of operations and financial condition will be materially and adversely affected.

We will require additional funding in the future.

Based upon our historical losses from operations, we will require additional funding in the future. If we cannot obtain capital through financings or otherwise, our ability to execute our exploration programs will be greatly limited. Our current plans require us to make capital expenditures for the exploration of our minerals exploration properties. Historically, we have funded our operations through the issuance of equity and short-term debt financing arrangements. We may not be able to obtain additional financing on favourable terms, if at all. Our future cash flows and the availability of financing will be subject to a number of variables, including potential production and the market prices of certain minerals. Further, debt financing could lead to a diversion of cash flow to satisfy debt-servicing obligations and create restrictions on business operations. If we are unable to raise additional funds, it would have a material adverse effect upon our operations.

As part of our growth strategy, we intend to acquire additional mineral exploration properties.

Such acquisitions may pose substantial risks to our business, financial condition, and results of operations. In pursuing acquisitions, we will compete with other companies, many of which have greater financial and other resources to acquire attractive properties. Even if we are successful in acquiring additional properties, some of the properties may not produce positive results of exploration, or we may not complete exploration of such prospects within specified time periods which may cause the forfeiture of the lease in that prospect. There can be no assurance that we will be able to successfully integrate acquired properties, which could result in substantial costs and delays or other operational, technical, or financial problems. Further, acquisitions could disrupt ongoing business operations. If any of these events occur, it would have a material adverse effect upon our operations and results from operations.

We are relatively a new entrant into the minerals exploration industry without a profitable operating history.

Since inception, our activities have been limited to organizational efforts, obtaining working capital and acquiring a very limited number of properties. As a result, there is limited information upon which to base an evaluation of our future performance. The business of minerals exploration is subject to many risks and if gold or copper or other minerals are found in economic production quantities, the potential profitability of future possible mining ventures depends upon numerous factors beyond our control, including, but not limited to: (i) unanticipated ground and water conditions and adverse claims to water rights; (ii) geological problems; (iii) metallurgical and other processing problems; (iv) the occurrence of unusual weather or operating conditions and other force majeure events; (v) lower than expected grades of minerals; (vi) accidents; (vii) delays in the receipt of or failure to receive necessary government permits; (viii) delays in transportation; (ix) labour disputes; (x) government permit restrictions and regulation restrictions; (xi) availability of materials and equipment; and (xii) the failure of equipment or processes to operate in accordance with specifications or expectations; and (xiii) lack of capital resources.

The risks associated with exploration and mining could cause personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability.

We are currently in the exploration phase and have not yet any proved mineral reserves. There are risks associated with exploration and mining which could result in legal liability and we do not presently carry property or liability insurance. Cost effective insurance contains exclusions and limitations on coverage and may be unavailable in some circumstances.

The mineral exploration and mining industry is highly competitive and there is no assurance that we will be successful in acquiring leases.

The mineral exploration and mining industry is intensely competitive, and we compete with other companies that have greater financial and other resources. Many of these companies not only explore for and produce minerals, but also market minerals and other products on a regional, national or worldwide basis. These companies may be able to pay more for productive mineral properties and exploratory prospects or define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit. In addition, these companies may have a greater ability to continue exploration activities during periods of low mineral market prices. Our larger competitors may be able to absorb the burden of present and future foreign, federal, state, local and other laws and regulations more easily than we can, which would adversely affect our competitive position. Our ability to acquire additional properties and to discover productive prospects in the future will be dependent upon our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. In addition, because we have fewer financial and human resources than many companies in our industry, we may be at a disadvantage in bidding for exploratory prospects and producing mineral properties.

The marketability of natural resources will be affected by numerous factors beyond our control which may result in us not receiving an adequate return on invested capital to be profitable or viable.

The marketability of natural resources which may be acquired or discovered by us will be affected by numerous factors beyond our control. These factors include macroeconomic factors, market fluctuations in commodity pricing and demand, the proximity and capacity of natural resource markets and processing equipment, governmental regulations, land tenure, land use, regulation concerning the importing and exporting of certain minerals and environmental protection regulations. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in us not receiving an adequate return on invested capital to be profitable or viable.

Mineral mining operations are subject to comprehensive regulation, which may cause substantial delays or require capital outlays in excess of those anticipated, causing an adverse effect on our business operations.

If economic quantities of certain minerals are found on any lease owned by us in sufficient quantities to warrant mining operations, such mining operations may be subject to foreign, federal, state, and local laws relating to the protection of the environment, including laws regulating removal of natural resources from the ground and the discharge of materials into the environment. Mineral mining operations are also subject to foreign, federal, state, and local laws and regulations which seek to maintain health and safety standards by regulating the design and use of mining methods and equipment. Various permits from government bodies are required for mining operations to be conducted; no assurance can be given that such permits will be received. Environmental standards imposed by federal, provincial, or local authorities may be changed and any such changes may have a material adverse effect on our activities. Moreover, compliance with such laws may cause substantial delays or require capital outlays in excess of those anticipated, which could have a material adverse effect on us. Additionally, we may be subject to liability for pollution or other environmental damages which we may elect not to insure against due to prohibitive premium costs and other reasons. To date we have not been required to spend material amounts on compliance with environmental regulations. However, we may be required to do so in future and this may affect our ability to expand or maintain our operations.

Minerals exploration and mining activities are subject to certain environmental regulations, which may prevent or delay the commencement or continuance of our operations.

Minerals exploration and future potential gold or copper mining operations are or will be subject to stringent federal, state, provincial, and local laws and regulations relating to improving or maintaining environmental quality. Our operations are subject to many environmental protection laws. Environmental laws often require parties to pay for remedial action or to pay damages regardless of fault. Environmental laws also often impose liability with respect to divested or terminated operations, even if the operations were terminated or divested of many years ago.

Future potential mineral mining operations and current exploration activities are or will be subject to extensive laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, protection and remediation of the environment, protection of endangered and protected species, mine safety, toxic substances and other matters. Mineral mining is also subject to risks and liabilities associated with pollution of the environment and disposal of waste products occurring as a result of mineral exploration and production. Compliance with these laws and regulations may impose substantial costs on us and subject us to significant potential liabilities.

Costs associated with environmental liabilities and compliance may increase with an increase in future scale and scope of operations.

We believe that our operations currently comply, in all material respects, with all applicable environmental regulations. However, we are not fully insured at the current date against possible environmental risks.

Any change in government regulation/administrative practices may have a negative impact on our ability to operate and our profitability.

The laws, regulations, policies or current administrative practices of any government body, organization or regulatory agency in Chile, Peru or Mexico or any other applicable jurisdiction, may be changed, applied or interpreted in a manner which will fundamentally alter our ability to carry on business. The actions, policies or regulations, or changes thereto, of any government body or regulatory agency, or other special interest groups, may have a detrimental effect on us. Any or all of these situations may have a negative impact on our business and results of operations.

We are dependent upon the services of our executive officers.

Due to our limited operating history and financial resources, we are dependent on the continued service of Harold Gardner, our President/Chief Executive Officer and a director, Jas Butalia, our Chief Financial Officer and a director, and David Hackman, our Vice-President of Exploration and a director. Further, we do not have key man life insurance on any of these individuals. We may not have the financial resources to hire a replacement if any of our officers were to resign. The loss of service of any of these employees could therefore significantly and adversely affect our operations.

Our officers and directors may be subject to conflicts of interest.

Our officers and directors serve only part time and are subject to conflicts of interest. Each devotes part of his working time to other business endeavours, including consulting relationships with other corporate entities, and has responsibilities to these other entities. Such conflicts include deciding how much time to devote to our affairs, as well as what business opportunities should be presented to us. Because of these relationships, our officers and directors may be subject to conflicts of interest.

Nevada law and our articles of incorporation may protect our directors from certain types of lawsuits.

Nevada law provides that our officers and directors will not be liable to us or our stockholders for monetary damages for all but certain types of conduct as officers and directors. Our Bylaws permit us broad indemnification powers to all persons against all damages incurred in connection with our business to the fullest extent provided or allowed by law. The exculpation provisions may have the effect of preventing stockholders from recovering damages against our officers and directors caused by their negligence, poor judgment or other circumstances. The indemnification provisions may require us to use our limited assets to defend our officers and directors against claims, including claims arising out of their negligence, poor judgment, or other circumstances.

Risks Related to Our Common Stock

Sales of a substantial number of shares of our common stock into the public market by certain stockholders may result in significant downward pressure on the price of our common stock and could affect your ability to realize the current trading price of our common stock.

As of the date of this Prospectus, we have 86,750,400 shares of common stock issued and outstanding. Of the total number of issued and outstanding shares of common stock, certain stockholders are able to resell up to 36,450,000 shares of our common stock pursuant to a registration statement declared effective on July 18, 2006 which could have an adverse effect on the price of our common stock.

As of the date of this Prospectus, there are 50,300,400 outstanding shares of our common stock that are restricted securities as that term is defined in Rule 144 under the Securities Act. Although the Securities Act and Rule 144 place certain prohibitions on the sale of restricted securities, restricted securities may be sold into the public market under certain conditions.

Any significant downward pressure on the price of our common stock as the selling stockholders sell their shares of our common stock could encourage short sales by the selling stockholders or others. Any such short sales could place further downward pressure on the price of our common stock.

The trading price of our common stock on the OTC Bulletin Board has been and may continue to fluctuate significantly and stockholders may have difficulty reselling their shares.

Our common stock commenced trading on approximately July 18, 2007 on the OTC Bulletin Board and the trading price has fluctuated. In addition to volatility associated with OTC Bulletin Board securities in general, the value of your investment could decline due to the impact of any of the following factors upon the market price of our common stock: (i) disappointing results from our discovery or development efforts; (ii) failure to meet our revenue or profit goals or operating budget; (iii) decline in demand for our common stock; (iv) downward revisions in securities analysts' estimates or changes in general market conditions; (v) technological innovations by competitors or in competing technologies; (vi) lack of funding generated for operations; (vii) investor perception of our industry or our prospects; and (viii) general economic trends.

In addition, stock markets have experienced price and volume fluctuations and the market prices of securities have been highly volatile. These fluctuations are often unrelated to operating performance and may adversely affect the market price of our common stock. As a result, investors may be unable to sell their shares at a fair price and you may lose all or part of your investment.

One of our shareholders may exercise voting power of more than 32% of our common stock.

As of the date of this Prospectus, Integrity Capital Group LLC ("Integrity Capital") owns 28,050,300 shares of our common stock, or 32.3% of our outstanding common stock and is one of our largest shareholders. Due to its stock ownership, Integrity Capital may be in a viable position to affect the election of the Board of Directors and, therefore, to affect the control of our business and affairs including certain significant corporate actions such as acquisitions, the sale or purchase of assets, and the issuance and sale of our securities. Further, Integrity Capital may be able to affect the prevention of or cause a change in control. We also may be prevented from entering into transactions that could be beneficial to us without Integrity Capital's consent. The interest of one of our largest shareholders may differ from the interests of other shareholders.

Additional issuances of equity securities may result in dilution to our existing stockholders.

Our Articles of Incorporation authorize the issuance of 3,600,000,000 shares of common stock. Our Board of Directors has the authority to issue additional shares of our capital stock to provide additional financing in the future and the issuance of any such shares may result in a reduction of the book value or market price of the outstanding shares of our common stock. If we do issue any such additional shares, such issuance also will cause a reduction in the proportionate ownership and voting power of all other stockholders. As a result of such dilution, if you acquire shares of our common stock, your proportionate ownership interest and voting power could be decreased. Further, any such issuances could result in a change of control.

Our common stock is classified as a "penny stock" under SEC rules which limits the market for our common stock.

Because our stock is not traded on a stock exchange or on the NASDAQ Global Market or the NASDAQ Capital Market, and because the market price of the common stock has fluctuated and may trade at times at less than $5 per share, the common stock may be classified as a "penny stock." SEC Rule 15g-9 under the Exchange Act imposes additional sales practice requirements on broker-dealers that recommend the purchase or sale of penny stocks to persons other than those who qualify as an "established customer" or an "accredited investor." This includes the requirement that a broker-dealer must make a determination that investments in penny stocks are suitable for the customer and must make special disclosures to the customers concerning the risk of penny stocks. Many broker-dealers decline to participate in penny stock transactions because of the extra requirements imposed on penny stock transactions. Application of the penny stock rules to our common stock reduces the market liquidity of our shares, which in turn affects the ability of holders of our common stock to resell the shares they purchase, and they may not be able to resell at prices at or above the prices they paid.

A decline in the price of our common stock could affect our ability to raise further working capital and adversely impact our operations.

A decline in the price of our common stock could result in a reduction in the liquidity of our common stock and a reduction in our ability to raise additional capital for our operations. Since our operations to date have been principally financed through the sale of equity securities, a decline in the price of our common stock could have an adverse effect upon our liquidity and our continued operations. A reduction in our ability to raise equity capital in the future would have a material adverse effect upon our business plan and operations, including our ability to continue our current operations. If our stock price declines, we may not be able to raise additional capital or generate funds from operations sufficient to meet our obligations.

Certain of our directors and officers are outside the United States with the result that it may be difficult for investors to enforce within the United States any judgments obtained against certain of our directors or officers.

Certain of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons' assets are located outside the United States. As a result, it may be difficult for investors to effect service of process on our directors or officers, or enforce within the United States or Canada any judgments obtained against us or our officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. Consequently, you may be effectively prevented from pursuing remedies under U.S. federal securities laws against them. In addition, investors may not be able to commence an action in a Canadian court predicated upon the civil liability provisions of the securities laws of the United States.

FORWARD-LOOKING STATEMENTS

This Prospectus contains forward-looking statements that involve risks and uncertainties. Forward-looking statements in this Prospectus include, among others, statements regarding our capital needs, business plans and expectations. Such forward-looking statements involve assumptions, risks and uncertainties regarding, among others, the success of our business plan, availability of funds, government regulations, operating costs, our ability to achieve significant revenues, our business model and products and other factors. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expect", "plan", "intend", "anticipate", "believe", "estimate", "predict", "potential" or "continue", the negative of such terms or other comparable terminology. In evaluating these statements, you should consider various factors, including the assumptions, risks and uncertainties outlined in this Prospectus under "Risk Factors". These factors or any of them may cause our actual results to differ materially from any forward-looking statement made in this Prospectus. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events, our actual results will likely vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. The forward-looking statements in this Prospectus are made as of the date of this Prospectus and we do not intend or undertake to update any of the forward-looking statements to conform these statements to actual results, except as required by applicable law, including the securities laws of the United States.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares of common stock offered by the Selling Shareholders under this Prospectus. We would receive gross proceeds in the approximate amount of $4,876,800 assuming the exercise of all warrants issued to the Selling Shareholders as described herein.

All proceeds from the sale of the shares will be for the account of the Selling Shareholders, and they will pay any and all expenses incurred by them for brokerage, accounting or tax services or any other expenses incurred by them in disposing of their shares. We will, however, incur substantially all of the costs associated with the filing of this Prospectus and the registration statement of which it forms a part.

SELLING SHAREHOLDERS

The Selling Shareholders named in this Prospectus are offering all of the 6,401,600 shares of common stock offered by this Prospectus. The Selling Shareholders are comprised of our existing shareholders who:

  On May 4, 2007, purchased an aggregate of 2,064,000 units (the "May 4, 2007 Units") at a price of $1.25 per May 4, 2007 Unit, by way of the May 4, 2007 Private Placement, with each May 4, 2007 Unit consisting of one share of our common stock and one May 4, 2007 Warrant;

  On May 18, 2007, purchased an aggregate of 1,022,400 units (the "May 18, 2007 Units") at a price of $1.25 per May 18, 2007 Unit, by way of the May 18, 2007 Private Placement, with each May 18, 2007 Unit consisting of one share of our common stock and one May 18, 2007 Warrant;

  On May 18, 2007, were issued 100,800 Private Placement Finder's Fee Warrants to acquire 100,800 shares of our common stock in connection with the private placements described above;

  On June 18, 2007, acquired an aggregate of 32,000 units (the "June 2007 Units") at a price of $1.25 per June 2007 Unit, by way of the June 2007 Private Placement, with each June 2007 Unit consisting of one share of common stock and one June 2007 Warrant; and

  On July 11, 2007, acquired an aggregate of 32,000 units (the "July 2007 Units") at a price of $1.25 per July 2007 Unit, by way of the July 2007 Private Placement, with each July 2007 Unit consisting of one share of common stock and one July 2007 Warrant.

On May 4, 2007, we issued an aggregate of 2,064,000 May 4, 2007 Units at a price of $1.25 per May 4, 2007 Unit, with each May 4, 2007 Unit consisting of one share of common stock and one May 4, 2007 Warrant, to certain of the Selling Shareholders named herein by way of the May 4, 2007 Private Placement. Each May 4, 2007 Warrant entitles the holder to purchase one share of our common stock at an exercise price of $1.50 per share for a period of two years from the effective date of the registration statement of which this Prospectus forms a part.

On May 18, 2007, we issued an aggregate of 1,022,400 May 18, 2007 Units at a price of $1.25 per May 18, 2007 Unit, with each May 18, 2007 Unit consisting of one share of common stock and one May 18, 2007 Warrant, to certain of the Selling Shareholders named herein by way of the May 18, 2007 Private Placement. Each May 18, 2007 Warrant entitles the holder to purchase one share of our common stock at an exercise price of $1.50 per share for a period of two years from the effective date of the registration statement of which this Prospectus forms a part.

On May 18, 2007, in connection with the private placements described above, we issued 100,800 Private Placement Finder's Fee Warrants to certain of the Selling Shareholders named herein. Each Private Placement Finder's Fee Warrant entitles the holder to purchase one share of our common stock at an exercise price of $1.50 per share for a period of two years from the effective date of the registration statement of which this Prospectus forms a part.

On June 18, 2007, we issued an aggregate of 32,000 June 2007 Units at a price of $1.25 per June 2007 Unit, with each June 2007 Unit consisting of one share of common stock and one June 2007 Warrant, to certain of the Selling Shareholders named herein by way of the June 2007 Private Placement. Each June 2007 Warrant entitles the holder to purchase one share of our common stock at an exercise price of $1.50 per share for a period of two years from the effective date of the registration statement of which this Prospectus forms a part.

On July 11, 2007, we issued an aggregate of 32,000 July 2007 Units at a price of $1.25 per July 2007 Unit, with each July 2007 Unit consisting of one share of common stock and one July 2007 Warrant, to certain of the Selling Shareholders named herein by way of the July 2007 Private Placement. Each July 2007 Warrant entitles the holder to purchase one share of our common stock at an exercise price of $1.50 per share for a period of two years from the effective date of the registration statement of which this Prospectus forms a part.

The private placement transactions were completed in reliance on Rule 506 of Regulation D of the Securities Act, with respect to investors in the United States, and in reliance of Rule 903 of Regulation S of the Securities Act, with respect to those investors who were not "U.S. Persons", within the meaning of Regulation S, and who were otherwise outside of the United States. Sales to United States investors pursuant to Rule 506 of Regulation D were limited to investors who qualified as "accredited investors" within the meaning of Rule 501(a) of Regulation D.

The following table sets forth information as of October 10, 2007 regarding the ownership of the shares of common stock to be sold by the Selling Shareholders. The number of shares indicated for each Selling Shareholder includes both the shares issued in the private placement transactions and the shares issuable to the Selling Shareholders upon exercise of warrants held by them.

Information with respect to ownership is based upon information obtained from the Selling Shareholders. Information with respect to "Shares Owned Prior to this Offering" includes the shares issuable upon exercise of the warrants held by the Selling Shareholders. The "Number of Shares Being Offered" includes the shares acquired by the Selling Shareholders in the private placement transactions described above and the shares that are issuable upon exercise of the warrants acquired by the Selling Shareholders. Information with respect to "Shares Owned After this Offering" assumes the sale of all of the shares offered by this Prospectus and no other purchases or sales of our common stock by the Selling Shareholders. Except as described below and to our knowledge, the named Selling Shareholders own and have sole voting and investment power over all shares or rights to these shares. Except for their ownership of common stock described below, none of the Selling Shareholders had or have any material relationship with us, other than as noted below. On information and belief based upon query by the Company to the Selling Shareholders, we do not believe that any Selling Shareholders are registered broker-dealers or affiliates of registered broker-dealers.

	Shares Owned Prior To This Offering		Number of Shares Being Offered	Shares Owned After This Offering
Name of Selling Shareholder	Number(1)	Percentage(2)	Number	Number	Percentage(2)
May 4, 2007 Private Placement (3)
Pinetree Resource Partnership (4)	2,000,000	2.3%	2,000,000	Nil	Nil
Gibralt Capital Corporation (5)	800,000	*	800,000	Nil	Nil
Lee Bersten	16,000	*	16,000	Nil	Nil
Jeffrey Berliner	16,000	*	16,000	Nil	Nil
Dean D. Thorn	200,000	*	200,000	Nil	Nil
Tom Della Maestra	240,000	*	240,000	Nil	Nil
Dr. Doug Munkley	24,000	*	24,000	Nil	Nil
Elman Dentristy Professional Corporation (6)	48,000	*	48,000	Nil	Nil
Gary Elman	16,000	*	16,000	Nil	Nil
Incorporated International Capital (7)	32,000	*	32,000	Nil	Nil
Anatoly Langer	96,000	*	96,000	Nil	Nil
Ron Perry	48,000	*	48,000	Nil	Nil
6287 Holdings Inc. (8)	64,000	*	64,000	Nil	Nil
Silvana Rocchetti	32,000	*	32,000	Nil	Nil
Aaron Shier	16,000	*	16,000	Nil	Nil
L. White Medicine Professional Inc. (9)	32,000	*	32,000	Nil	Nil
Miranda Bradley	32,000	*	32,000	Nil	Nil
John McGoldrick	16,000	*	16,000	Nil	Nil

	Shares Owned Prior To This Offering	Number of Shares Being Offered		Shares Owned After This Offering
Name of Selling Shareholder	Number(1)	Percentage(2)	Number	Number	Percentage(2)
Agosto Corporation Limited.	7,900,000(10)	9.0%	400,000	7,500,000	8.6%
May 18, 2007 Private Placement (11)
Bank of Montreal ITF Valerie Lockett & Kenneth Lockett A/C 21417770	32,000	*	32,000	Nil	Nil
TD Waterhouse ITF James Lockett Family Trust 092623A	32,000	*	32,000	Nil	Nil
James P. Geiskopf	480,000	*	480,000	Nil	Nil
Karl Adam Wurzbach	120,000	*	120,000	Nil	Nil
Andrew Paul James	16,000	*	16,000	Nil	Nil
Gary Feldman	48,000	*	48,000	Nil	Nil
Marty Herson	32,000	*	32,000	Nil	Nil
Allen Koffman	48,000	*	48,000	Nil	Nil
Paige Capital Inc. (12)	16,000	*	16,000	Nil	Nil
Warren Manis	320,000	*	320,000	Nil	Nil
Tom James	32,000	*	32,000	Nil	Nil
BMO Investorline ITF Gary J. Howard A/C 21427743, Institution 001, Transit 04302	24,000	*	24,000	Nil	Nil
TD Waterhouse ITF Wayne Cross #57YH62	16,000	*	16,000	Nil	Nil
BMO Investors Line ITF Marin Dikic A/C 21465573	16,000	*	16,000	Nil	Nil
Peter Cozzi	32,000	*	32,000	Nil	Nil
Pentor Capital Corporation (13)	64,000	*	64,000	Nil	Nil
Crosswind Capital Corp. (14)	96,000	*	96,000	Nil	Nil
The MacLachlan Investments 130-384E-6 (15)	240,000	*	240,000	Nil	Nil
CLD Financial Opportunities LD Inventory (16)	240,000	*	240,000	Nil	Nil
Anne Fairfull	16,000	*	16,000	Nil	Nil
Sandra L. Smith	32,000	*	32,000	Nil	Nil
ScotiaMcLeod ITF Darren Dzikowski A/C 410-18277-25	32,000	*	32,000	Nil	Nil
Robert Douglas Gerbrandt	32,000	*	32,000	Nil	Nil
Kelco Fire Protection Ltd. (17)	28,800	*	28,800	Nil	Nil

	Shares Owned Prior To This Offering	Number of Shares Being Offered		Shares Owned After This Offering
Name of Selling Shareholder	Number(1)	Percentage(2)	Number	Number	Percentage(2)
Private Placement Finder's Fee Warrants (18)
Scharfe Holdings Inc. (18)	44,800	*	28,000	Nil	Nil
Warren Manis (18)	44,800	*	44,800	Nil	Nil
Granite Associates (18)	11,200	*	11,200	Nil	Nil
June 2007 Private Placement(19)
Surjeet S. Bath	32,000	*	32,000	Nil	Nil
Agostino Velenosi	32,000	*	32,000	Nil	Nil
July 2007 Private Placement (20)
Terry T. Jarton	32,000	*	32,000	Nil	Nil
Brian A. Chambers	32,000	*	32,000	Nil	Nil
Totals:	6,401,600		6,401,600

*      Less than one percent.

(1)     Includes shares of common stock currently held by the Selling Shareholder and shares issuable upon exercise of all warrants owned by the Selling Shareholder.

(2)     The applicable percentage of ownership is based on 86,750,400 shares of common stock outstanding as of October 10, 2007, plus the number of shares of common stock that would be outstanding if all of the warrants held by such Selling Shareholder were exercised.

(3)     Comprised of the shares issued pursuant to the May 4, 2007 Private Placement and shares issuable upon exercise of the May 4, 2007 Warrants. On May 4, 2007, we issued an aggregate of 2,064,000 May 4, 2007 Units at a price of $1.25 per May 4, 2007 Unit, with each May 4, 2007 Unit consisting of one share of common stock and one May 4, 2007 Warrant to certain of the Selling Shareholders named in the table above by way of the May 4, 2007 Private Placement. The common stock registered represents the 2,064,000 shares of common stock issued in connection with the issuance of the May 4, 2007 Units and also represents the 2,064,000 shares of common stock issuable upon exercise of the May 4, 2007 Warrants. Each May 4, 2007 Warrant entitles the holder to purchase one share of common stock at an exercise price of $1.50 per share for a period of two years from the effective date of the registration statement of which this Prospectus forms a part.

(4)     Sheldon Inwentash, as CEO and Chairman of Pinetree Resource Partnership, has discretionary authority to purchase, vote and dispose of the securities on behalf of Pinetree Resource Partnership. Sheldon Inwentash disclaims beneficial ownership as to such securities except to the extent of this pecuniary interest therein.

(5)     Johnny Ciamp, as Vice President and Director of Gibralt Capital Corporation, has discretionary authority to purchase, vote and dispose of the securities on behalf of Gibralt Capital Corporation. Johnny Ciamp disclaims beneficial ownership as to such securities except to the extent of this pecuniary interest therein.

(6)     Neil Elman, as President and beneficial holder of Elman Dentistry Professional Corporation, has discretionary authority to purchase, vote and dispose of the securities on behalf of Elman Dentistry Professional Corporation. Neil Elman disclaims beneficial ownership as to such securities except to the extent of this pecuniary interest therein.

(7)     David Franklin, as President of Incorporated International Capital, has discretionary authority to purchase, vote and dispose of the securities on behalf of Incorporated International Capital. David Franklin disclaims beneficial ownership as to such securities except to the extent of this pecuniary interest therein.

(8)     Brian Roberts, as a director of 6287 Holdings Inc., has discretionary authority to purchase, vote and dispose of the securities on behalf of 6287 Holdings Inc. Brian Roberts disclaims beneficial ownership as to such securities except to the extent of this pecuniary interest therein.

(9)     Lawrence White, as sole beneficial owner of L. White Medicine Professional Inc., has discretionary authority to purchase, vote and dispose of the securities on behalf of L. White Medicine Professional Inc. Lawrence White disclaims beneficial ownership as to such securities except to the extent of this pecuniary interest therein.

(10)   Gordon Murphy, as Director of Agosto Corporation Limited, has discretionary authority to purchase, vote and dispose of the securities on behalf of Agosto Corporation Limited. Gordon Murphy disclaims beneficial ownership as to such securities except to the extent of this pecuniary interest therein. This figure consists of: (i) 6,800,000 shares of restricted common stock acquired in private transactions; (ii) 700,000 warrants which are exercisable at $0.70 per share expiring May 18, 2009 to acquire 700,000 shares of common stock, issued as part of the finders' fee in connection with the acquisition of our mineral properties; and (iii) 200,000 shares issued pursuant to the May 4, 2007 Private Placement and 200,000 shares issuable upon exercise of the May 4, 2007 Warrants registered hereunder.

(11)   Comprised of the shares issued pursuant to the May 18, 2007 Private Placement and shares issuable upon exercise of the May 18, 2007 Warrants. On May 18, 2007, we issued an aggregate of 1,022,400 May 18, 2007 Units at a price of $1.25 per May 18, 2007 Unit, with each May 18, 2007 Unit consisting of one share of common stock and one May 18, 2007 Warrant to certain of the Selling Shareholders named in the table above by way of the May 18, 2007 Private Placement. The common stock registered represents the 1,022,400 shares of common stock issued in connection with the issuance of the May 18, 2007 Units and the 1,022,400 shares of common stock issuable upon exercise of the May 18, 2007 Warrants. Each May 18, 2007 Warrant entitles the holder to purchase one share of common stock at an exercise price of $1.50 per share for a period of two years from the effective date of the registration statement of which this Prospectus forms a part.

(12)   Rob Saltsman, as President and Director of Paige Capital Inc., has discretionary authority to purchase, vote and dispose of the securities on behalf of Paige Capital Inc. Rob Saltsman disclaims beneficial ownership as to such securities except to the extent of this pecuniary interest therein.

(13)   Joseph Galli, as President and Secretary of Pentor Capital Corporation, has discretionary authority to purchase, vote and dispose of the securities on behalf of Pentor Capital Corporation. Joseph Galli disclaims beneficial ownership as to such securities except to the extent of this pecuniary interest therein.

(14)   Howard Hanick, President and Director as of Crosswind Capital Corp., has discretionary authority to purchase, vote and dispose of the securities on behalf of Crosswind Capital Corp. Howard Hanick disclaims beneficial ownership as to such securities except to the extent of this pecuniary interest therein.

(15)   Peter Brown, as beneficial owner of The MacLachlan Investments 130 384E-6, has discretionary authority to purchase, vote and dispose of the securities on behalf of The MacLachlan Investments 130 384E-6. Peter Brown disclaims beneficial ownership as to such securities except to the extent of this pecuniary interest therein.

(16)   Peter Brown, as Director of CLD Financial Opportunities LD Inventory, has discretionary authority to purchase, vote and dispose of the securities on behalf of CLD Financial Opportunities LD Inventory. Peter Brown disclaims beneficial ownership as to such securities except to the extent of this pecuniary interest therein.

(17)   Rob Rubliak, as Director of Kelco Fire Protection Ltd., has discretionary authority to purchase, vote and dispose of the securities on behalf of Kelco Fire Protection Ltd. Rob Rubliak disclaims beneficial ownership as to such securities except to the extent of this pecuniary interest therein.

(18)   Comprised of the shares underlying the Private Placement Finder's Fee Warrants. On May 18, 2007, in connection with the private placements described above, we issued an aggregate of 100,800 Private Placement Finder's Fee Warrants to the Selling Shareholder named in the table above. The common stock registered represents the 100,800 shares of our common stock issuable upon exercise of the Private Placement Finder's Fee Warrants. Each Private Placement Finder's Fee Warrant entitles the holder to purchase one share of our common stock at an exercise price of $1.50 per share for a period of two years from the effective date of the registration statement of which this Prospectus forms a part. Brad Scharfe, as Director of Scharfe Holdings Inc. has discretionary authority to purchase, vote and dispose of the securities on behalf of Scharfe Holdings Inc. Brad Scharfe disclaims beneficial ownership as to such securities except to the extent of this pecuniary interest therein. Tom James, as Director of Granite Associates has discretionary authority to purchase, vote and dispose of the securities on behalf of Granite Associates. Tom James disclaims beneficial ownership as to such securities except to the extent of this pecuniary interest therein.

(19)   Comprised of the shares issued pursuant to the June 2007 Private Placement and shares issuable upon exercise of the June 2007 Warrants. On June 18, 2007, we issued an aggregate of 32,000 June 2007 Units at a price of $1.25 per June 2007 Unit, with each June 2007 Unit consisting of one share of common stock and one June 2007 Warrant to the Selling Shareholders named in the table above by way of the June 2007 Private Placement. The common stock registered represents the 32,000 shares of common stock issued in connection with the issuance of the June 2007 Units and the 32,000 shares of common stock issuable upon exercise of the June 2007 Warrants. Each June 2007 Warrant entitles the holder to purchase one share of common stock at an exercise price of $1.50 per share for a period of two years from the effective date of the registration statement of which this Prospectus forms a part.

(20)   Comprised of the shares issued pursuant to the July 2007 Private Placement and shares issuable upon exercise of the July 2007 Warrants. On July 11, 2007, we issued an aggregate of 32,000 July 2007 Units at a price of $1.25 per July 2007 Unit, with each July 2007 Unit consisting of one share of common stock and one July 2007 Warrant to the Selling Shareholders named in the table above by way of the July 2007 Private Placement. The common stock registered represents the 32,000 shares of common stock issued in connection with the issuance of the July 2007 Units and the 32,000 shares of common stock issuable upon exercise of the July 2007 Warrants. Each July 2007 Warrant entitles the holder to purchase one share of common stock at an exercise price of $1.50 per share for a period of two years from the effective date of the registration statement of which this Prospectus forms a part.

Because a Selling Shareholder may offer by this Prospectus all or some part of the shares of common stock which it holds, no estimate can be given as of the date hereof as to the number of shares of common stock actually to be offered for sale by a Selling Shareholder or as to the number of shares of common stock that will be held by a Selling Shareholder upon the termination of such offering.

PLAN OF DISTRIBUTION

Timing of Sales

The Selling Shareholders may offer and sell the shares covered by this Prospectus at various times. The Selling Shareholders will act independently of us in making decisions with respect to the timing, manner and size of each sale.

No Known Agreements to Resell the Shares

To our knowledge, no Selling Shareholder has any agreement or understanding, directly or indirectly, with any person to resell the shares covered by this Prospectus.

Offering Price

The Selling Shareholders will sell their shares to the public at:

  the market price prevailing at the time of sale;

  a price related to such prevailing market price; or

  such other price as the Selling Shareholders determine from time to time.

The sales price to the public will vary according to the selling decisions of each Selling Shareholder and the market for our stock at the time of resale.

Manner of Sale

The shares may be sold by means of one or more of the following methods:

  a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

  purchases by a broker-dealer as principal and resale by that broker-dealer for its account pursuant to this Prospectus;

  ordinary brokerage transactions in which the broker solicits purchasers;

  through options, swaps or derivative;

  in transactions to cover short sales;

  privately negotiated transactions; or

  in a combination of any of the above methods.

The Selling Shareholders may sell their shares directly to purchasers or may use brokers, dealers, underwriters or agents to sell their shares. Brokers or dealers engaged by the selling shareholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions, discounts or concessions from the Selling Shareholders, or, if any such broker-dealer acts as agent for the purchaser of shares, from the purchaser in amounts to be negotiated immediately prior to the sale. The compensation received by brokers or dealers may, but is not expected to, exceed that which is customary for the types of transactions involved. Broker-dealers may agree with a Selling Shareholder to sell a specified number of shares at a stipulated price per share, and, to the extent the broker-dealer is unable to do so acting as agent for a Selling Shareholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the Selling Shareholder. Broker-dealers who acquire shares as principal may thereafter resell the shares from time to time in transactions, which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above, in the over-the-counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or in negotiated transactions. In connection with resales of the shares, broker-dealers may pay to or receive from the purchasers of shares commissions as described above.

If our Selling Shareholders enter into arrangements with brokers or dealers, as described above, we are obligated to file a post-effective amendment to this registration statement disclosing such arrangements, including the names of any broker dealers acting as underwriters.

Sales Pursuant to Rule 144

Any shares of common stock covered by this Prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus.

Regulation M

We will advise the Selling Shareholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the Selling Shareholders and their affiliates. Regulation M under the Exchange Act prohibits, with certain exceptions, participants in a distribution from bidding for, or purchasing for an account in which the participant has a beneficial interest, any of the securities that are the subject of the distribution. Accordingly, the Selling Shareholders are not permitted to cover short sales by purchasing shares while the distribution is taking place. Regulation M also governs bids and purchases made in order to stabilize the price of a security in connection with a distribution of the security. In addition, we will make copies of this Prospectus available to the Selling Shareholders for the purpose of satisfying the Prospectus delivery requirements of the Securities Act.

State Securities Laws

Under the securities laws of some states, the common shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the common shares may not be sold unless the shares have been registered or qualified for sale in the state or an exemption from registration or qualification is available and is complied with.

Expenses of Registration

We are bearing all costs relating to the registration of the common stock, including the Selling Shareholders' expenses relating to the registration. These expenses are estimated to be $56,500, including, but not limited to, legal, accounting, printing and mailing fees. The Selling Shareholders, however, will pay any commissions or other fees payable to brokers or dealers in connection with any sale of the common stock.

LEGAL PROCEEDINGS

Management is not aware of any legal proceedings contemplated by any governmental authority or any other party involving us or our properties. As of the date of this prospectus, no director, officer or affiliate is (i) a party adverse to us in any legal proceeding, or (ii) has an adverse interest to us in any legal proceedings. Management is not aware of any other legal proceedings pending or that have been threatened against us or our properties.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Our directors and executive officers and their respective ages as of October 10, 2007 are as follows:

Name	Age	Position with the Company
Harold W. Gardner	51	President, Chief Executive Officer, Principal Executive Officer and a director
Paul D. Brock	43	Director
David Hackman	65	Vice-President of Exploration, Secretary and a director
Jas Butalia	58	Chief Financial Officer and a director
Terence Schorn	73	Director

The following describes the business experience of each of our directors and executive officers, including other directorships held in reporting companies:

Harold Gardner. Mr. Gardner has been our President/Chief Executive Officer and a director since May 1, 2007. Mr. Gardner has over twenty-five years of experience in the mining and mineral exploration industry in both the United States and South America. From 2003 to present, Mr. Gardner has served as an officer and director of Gareste Limitada, a Chilean mineral exploration and development company. From 2004 to present he has served as an officer and director of each of PGM Internacional and Aravena S.A., both of which are Mexican mineral exploration and development companies. From 1999 to present, Mr. Gardner has served as an officer, director and consultant to Boulder Resources S.A., a Peruvian mineral exploration and plant construction company. In addition, Mr. Gardner currently serves as an investment and mining consultant to several privately held U.S. companies: Taggart Industries (a Nevada-based investment fund), ZZYZZX Ltd. (a California-based investment trust) and Chile Gold Ltd. (a private consortium of investors based in Colorado). Mr. Gardner is neither a director nor an officer of any other reporting company.

Paul D. Brock. Mr. Brock was our prior President, Chief Executive Officer, Treasurer, Principal Accounting Officer, and Principal Financial Officer from April 2004 to May 18, 2007. He continues to serve as a director since his appointment in April 2004. Mr. Brock is the Chairman of VendTek Systems Inc. (TSXV:VSI), which develops software for the electronic distribution of financial services. Mr. Brock served as President of VendTek Systems Inc. from December 1988 to June 2006. Mr. Brock was a co-founder in 2003 and President of Fortune Partners Inc. which listed on the OTCBB and later acquired Power Air Corp. where he continues as a Director. Mr. Brock is also a director of several other companies both private and public. Mr. Brock has been involved in business development in the UK, the Middle East, Asia, Latin America, as well as the US and Canada. Mr. Brock is a graduate of the British Columbia Institute of Technology's Robotics and Automation Technology Program, a graduate of Simon Fraser University's Executive Management Development Program and a member of the professional association of the Applied Science Technologists of British Columbia since 1998.

David Hackman. Mr. Hackman has been our Vice-President of Exploration and a director since May 1, 2007, and Secretary since May 21, 2007. From January 1996 to June 2000, Mr. Hackman was the Vice President of Exploration, President and a director of Silver Eagle Resources Ltd., an exploration stage mining company. Prior to that, Mr. Hackman worked in the mineral exploration and mine development industry since 1971. Mr. Hackman holds a Bachelor of Science degree in geophysical engineering from Colorado School of Mines (1964), a Master of Science degree in geological engineering from the University of Arizona (1971), and a Doctor of Philosophy degree in geological engineering from the University of Arizona (1982). Mr. Hackman is also a member of the board of directors of the following companies: Snowdon Resources Corp. (a Nevada corporation that is not yet a reporting company), Pacific Copper Corp. (a Delaware corporation that is a reporting company) and War Eagle Mining Company, Inc. (a British Columbia corporation that is listed on the TSX Venture Exchange and is a reporting Company in Canada). Mr. Hackman is neither a director nor an officer of any other reporting company.

Jas Butalia. Mr. Butalia has been our Chief Financial Officer and a director since May 21, 2007. Mr. Butalia has over twenty-five years experience involving Canadian and international tax consultation and planning including, but not limited to, corporate and personal taxation, mergers and acquisitions, U.S. taxation, structuring of inbound and outbound transactions, and structuring of tax planning for individuals pertaining to offshore structures. Mr. Butalia was a tax consultation practitioner from 1976 to 2003 with BDO Dunwoody LLP, including partner from 1979. During January 2004, Mr. Butalia retired from BDO Dunwoody LLP, and currently practices as an independent tax consultant. Mr. Butalia served four years on the tax committee of BDO Dunwoody LLP, including chairman, and also served four years on the tax committee of the Institute of Chartered Accountants of British Columbia. He has authored a paper for the British Columbia Tax Conference hosted by the Canadian Tax Foundation and has written income tax courses and presented seminars for the Professional Development program of the Instituted Chartered Accountants of British Columbia and the Institute of Chartered Accountants of Alberta, and been a tutorial leader for over five years at the School of Chartered Accountancy of the Institute of Chartered Accountants of British Columbia. Mr. Butalia received a degree from the Institute of Chartered Accountants of British Columbia in 1974 and from the Institute of Chartered Accountants of Alberta in 1989. Mr. Butalia also serves on the board of directors of Beaumont Select Corporation, currently trading on the TSX stock exchange in Canada.

Terence Schorn. Mr. Schorn has been one of our directors since March 16, 2007. Mr. Schorn is a graduate of the Haileybury School of Mines, holds a diploma in Gemology and has over forty-five years experience in the mineral industry. Mr. Schorn is also a Professional Geoscientist, registered with The Association of Professional Engineers and Geoscientists of British Columbia, as well as an Accredited Gemologist. Since January of 2001 Mr. Schorn has been the President and a director of War Eagle Mining Company Inc., an exploration stage mining company conducting exploration activity in Mexico whose shares are presently listed for trading on the TSX Venture Exchange (the "TSXV") in Canada. Since February of 2006 Mr. Schorn has also been a director of Twenty-Seven Capital Corp, another TSXV listed company. Mr. Schorn is also a director of Snowdon Resources Corp., a reporting company listed for trading on the OTCBB.

Term of Office

All of our directors hold office until the next annual general meeting of the shareholders or until their successors are elected and qualified. Our officers are appointed by our board of directors and hold office until their earlier death, retirement, resignation or removal.

Significant Employees

There are no significant employees other than our executive officers.

Committee of the Board of Directors

We presently do not have an audit committee, audit committee financial expert, compensation committee, nominating committee or any other committee of our board of directors. Our board of directors has performed such committee functions to date. Terence Schorn is the only "independent" director of the Company as that term is defined in Rule 121 of the American Stock Exchange listing standards. We plan to add qualified members to our board in the future, subject to our ability to locate and compensate any such person, given our limited financial resources and stage of our business.

Family Relationships

There are no family relationships among our directors and officers.

Involvement in Certain Legal Proceedings

None of our directors, executive officers or control persons have been involved in any of the following events during the past five years:

  any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

  any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

  being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

  being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our shares of common stock by each shareholder known by us to be the beneficial owner of more than 5% of our common stock and by each of our current directors and executive officers. To our knowledge, each person has sole voting and investment power with respect to the shares of common stock owned, except as otherwise indicated. Beneficial ownership consists of a direct interest in the shares of common stock, except as otherwise indicated. As of October 10, 2007, there are 86,750,400 shares of common stock issued and outstanding.
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percentage of Beneficial Ownership(1)
Directors and Officers:
Harold W. Gardner 3430 East Sunrise Drive, Suite 160 Tucson, Arizona, 85718	5,034,000(2)	5.7%
Paul D. Brock 3430 East Sunrise Drive, Suite 160 Tucson, Arizona, 85718	1,000,000	1.2%
David Hackman 3430 East Sunrise Drive, Suite 160 Tucson, Arizona, 85718	Nil	Nil

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percentage of Beneficial Ownership(1)
Jas Butalia 3430 East Sunrise Drive, Suite 160 Tucson, Arizona, 85718	Nil	Nil
Terence Schorn 3430 East Sunrise Drive, Suite 160 Tucson, Arizona, 85718	Nil	Nil
All executive officers and directors as a group (5 persons)	6,034,000 (3)	6.8%
Major Shareholders:
Integrity Capital Group, LLC 772 Wurzbach Road, Suite 902 San Antonio, Texas	28,050,300 (4)	32.3%
West Peak Ventures of Canada Limited 1000 - 789 West Pender Street Vancouver, B.C., Canada, V6C 1H2	5,000,000 (5)	5.7%
Agosto Corporation Limited Wickhams Cay 1, Road Town Tortola, British Virgin Islands	7,900,000 (6)	9.0%

(1)   Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of common stock actually outstanding as of the date of this Prospectus. As of the date of this Prospectus, there are 86,750,400 shares issued and outstanding.

(2)   This figure consists of: (i) 3,425,500 shares of restricted common stock; (ii) 808,500 warrants which are exercisable at $0.70 per share expiring May 18, 2009 to acquire 808,500 shares of common stock, issued as part of the finders' fee in connection with the acquisition of our mineral properties; and (iii) 800,000 warrants which are exercisable at $1.50 per share expiring May 18, 2009 to acquire 800,000 shares of common stock, issued for management services

(3)   This figure consists of: (i) 4,425,500 shares of restricted common stock; (ii) 808,500 warrants which are exercisable at $0.70 per share expiring May 18, 2009 to acquire 808,500 shares of common stock; and (iii) 800,000 warrants which are exercisable at $1.50 per share expiring May 18, 2009 to acquire 800,000 shares of common stock.

(4)   These shares were issued to Integrity Capital Group, LLC in connection with the acquisition of our mineral properties.

(5)   This figure consists of: (i) 4,500,000 shares of common stock held of record; and (ii) 500,000 warrants exercisable into 500,000 shares of common stock, which warrants are exercisable at $0.70 per share expiring on May 18, 2009, issued as part of the finders' fee in connection with the acquisition of our mineral properties.

(6)   This figure consists of: (i) 7,000,000 shares of common stock; and (ii) 900,000 warrants of which 200,000 warrants are exercisable at $1.50 per share expiring March 25, 2009 and 700,000 warrants are exercisable at $0.70 per share expiring on May 7, 2009.

Changes in Control

We are unaware of any contract, or other arrangement or provision, the operation of which may at a subsequent date result in a change of control of our company.

DESCRIPTION OF SECURITIES

Our authorized capital stock consists of 3,600,000,000 shares of common stock with a par value of $0.00001 per share. As of October 10, 2007, there were 86,750,400 shares of our common stock issued and outstanding.

Upon liquidation, dissolution or winding up of our company, the holders of common stock are entitled to share rateably in all net assets available for distribution to common stockholders after payment to secured convertible promissory note holders and creditors. The common stock is not convertible or redeemable and has no pre-emptive, subscription or conversion rights. Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. There are no cumulative voting rights. The holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefore at such times and in such amounts as our Board of Directors may from time to time determine. In the event of a merger or consolidation all holders of common stock will be entitled to receive the same per share consideration.

EXPERTS

The audited consolidated financial statements included in this Prospectus have been audited by Dale Matheson Carr-Hilton LaBonte LLP, Chartered Accountants, an independent registered public accounting firm, to the extent and for the periods set forth in their report appearing elsewhere in this Prospectus. These financial statements are included in reliance upon the authority of said firm as an expert in auditing and accounting.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this Prospectus as having prepared or certified any part of this Prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock offered hereby was employed on a contingency basis, or had, or is to receive, in connection with such offering, a substantial interest, direct or indirect, in the Company, nor was any such person connected with the Company as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

DISCLOSURE OF SEC POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our directors and officers are indemnified as provided by the Nevada Revised Statutes, our Articles of Incorporation and our Bylaws.

We have been advised that, in the opinion of the SEC, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy to a court of appropriate jurisdiction. We will then be governed by the court's decision.

ORGANIZATION SINCE INCORPORATION

We were incorporated under the laws of the State of Nevada on April 20, 2004 under the name "Rochdale Mining Corp.". Effective March 19, 2007, we merged with a wholly-owned subsidiary, Zoro Mining Corp., pursuant to Articles of Merger filed with the Nevada Secretary of State. The merger was in the form of a parent/subsidiary merger with Rochdale Mining Corp. as the surviving corporation. Upon completion of the merger, our corporate name was changed to "Zoro Mining Corp." and our Articles of Incorporation were amended to reflect this name change.

In March 2004, we acquired a 100% mineral property interest in the Arlington #1 and Arlington #2 mining claims located in the Greenwood Mining Division, Province of British Columbia, Canada, for $1,850 (the "Greenwood Mining Claims"). During fiscal 2005, the Greenwood Mining Claims were converted into one larger claim covering a total of 942 hectares. During fiscal 2007, we conducted a limited exploration program on the Greenwood Mining Claims and, upon review of the data, decided not to renew our interest in such claims. As of the date of this Prospectus, our interest in the Greenwood Mining Claims has been forfeited.

On February 9, 2007, our Board of Directors authorized and approved a forward stock split of thirty-six (36) new shares for each issued and outstanding share of our common stock and a corresponding increase in our authorized share capital. As a result, our issued and outstanding shares of common stock increased from 6,012,500 shares of common stock to 216,450,000 shares of common stock and our authorized share capital increased from 100,000,000 shares of common stock to 3,600,000,000 shares of common stock.

On May 7, 2007, we acquired our mineral property interests in Chile, Peru and Mexico. In connection with the acquisition of these mineral properties, an aggregate of 132,850,000 shares of our common stock held by certain of our directors were returned to treasury for no consideration and cancelled, as part of a restructuring to allow the Company to acquire the assets, thereby reducing our total issued and outstanding shares of common stock to 86,750,400. No value was attributed to the transaction on the basis of prior negotiations.

DESCRIPTION OF BUSINESS AND PROPERTIES

General

We are engaged in the acquisition and exploration of mineral properties located in South America and Mexico. We currently have interests in an aggregate of approximately 33,115 gross acres located in Chile and Peru, and a further 6,825 gross acres located in Mexico, targeting gold, copper and platinum.

We have only recently acquired our mineral lease prospects and have not as yet commissioned or obtained any third party geological reports on our properties at the date of this prospectus.

We have not established any proven or probable reserves on our mineral property interests. To date, we have been engaged primarily in organizational activities and have engaged in minimal exploratory drilling at our property located in Chile. We plan to conduct exploration programs on our properties with the objective of ascertaining whether any of our properties contain economic concentrations of minerals that are prospective for mining. As such, we are considered an exploration or exploratory stage company. Since we are an exploration stage company, there is no assurance that a commercially viable mineral deposit exists on any of our properties, and a great deal of further exploration will be required before a final evaluation as to the economic feasibility of our properties is determined. We have no known reserves of gold, copper, platinum or any other type of mineral on our properties.

Our Properties

Pursuant to a Mineral Property Acquisition Agreement effective on May 7, 2007 (the "Option Agreement") among the Company and each of Eduardo Esteffan M., Fresia Sepulveda H., Eduardo Esteffan S., Gretchen Esteffan S., Claudio Esteffan S. and Integrity Capital Group, LLC (collectively, the "Vendors"), the Vendors granted to us the sole and exclusive option (the "Option") to acquire a 100% undivided legal, beneficial and registerable interest in and to six separate unencumbered mineral property interests totaling approximately 39,940 gross acres located in Chile, Peru and Mexico and targeting potential gold, copper and platinum prospects. These properties are more particularly described as follows:

Location	Project	Exploration Target	Concession Acres
Sonora, Mexico	The Las Animas Project	Gold, Copper	6,825
Chile, South America	The Costa Rica Project	Gold, Copper	5,189
Chile, South America	The Escondida Project	Gold, Platinum	4,942
Chile, South America	The Rio Sur Project	Gold, Copper	3,212
Chile, South America	Don Beno Project	Gold, Copper	14,830
Peru, South America	The Yura Project	Gold	4,942
		Total acreage:	39,940

In order to exercise the Option, we were required to complete the following:

  Affiliate Share Transfer: one of our existing founding shareholders sold an aggregate of 35,500,000 restricted shares of common stock held of record by such shareholder to the Vendors at an aggregate purchase price of U.S. $0.0001 per share;

  Consulting Arrangements: we are in the process of finalizing industry standard forms of proposed consulting arrangements (collectively, the "Consulting Arrangements") with certain agents to the Vendors (collectively, the "Consultants"), which generally will provide for certain consulting services to us by the Consultants in connection with the exploration, development and expansion of the properties, the payment of monthly fees by us to the Consultants for such services, and participation by the Consultants in our proposed incentive stock option plan; and

  Maintenance Payments: we have paid and will continue to pay to, or on the Vendors' behalf, all underlying option, regulatory and governmental payments and assessment work required to keep the mineral property interests underlying our properties and any option agreements relating to such mineral property interests in good standing.

In connection with the acquisition of the properties, three wholly-owned subsidiaries in each of Peru, Chile and Mexico were incorporated by us between May 18, 2007 and July 2007 to beneficially hold title to our properties in each country in order to comply with applicable local laws and regulations. As of the date of this Prospectus, we are in the process of establishing and transferring to our wholly-owned subsidiaries in each of Chile, Peru and Mexico our interests in the properties located in each such country.

We are currently in the process of evaluating our property interests and completing further due diligence in order to determine our best course of planned exploration work moving forward.

The foregoing summary of the Option Agreement is not complete and is qualified in its entirety by reference to the Option Agreement, a copy of is attached as an exhibit to our Current Report on Form 8-K filed with the SEC on April 16, 2007.

The following provides information relating to our properties as of January 2007:

Las Animas Project, Sonora, Mexico

Zoro Gold has acquired a significant position in a mineral property located in the Mexican state of Sonora. Known as Las Animas, the property is located some 200 road kilometers southeast of Hermosillo, the state capital, and 175 kilometers northeast of Ciudad Obregon, a major agricultural center. The property consists of 3 separate claims blocks totaling approximately 6,825 acres. The properties are found at the southern end of the California-Sonora gold belt. A number of global companies are currently carrying out significant exploration activities on a number of gold and copper exploration initiatives.

Two separate mineral targets exist; one on the northeast portion of the claims constituting potentially a large disseminated copper/gold zone, and the balance of the claims (approximately 2,000 hectares) which target a potentially large zone of disseminated gold mineralization. The bulk of the property is located between 400 to 600 meters above sea level. Locally, the predominate host rock appears to be related to volcanic activity of the late Cretaceous-early Tertiary arc magmatism common throughout central Sonora, consisting of propylitically altered flows of andesite and possibly dacite, with minor amounts of agglomerates and breccias of local derivation. Gold mineralization is apparently related to local micro-veining and brecciation, which occurred through subsequent hydrothermal activity related to movement of the underlying Sonora batholith. Copper appears superficially as a suite of oxides contained in an elongated vent several hundred meters long, and up to 100 meters in width.

Land Position

Zoro currently owns 70% of two of the three mining claims, and is presently consolidating its position on the third claim wherein it will also have a 70% position. The balance is owned by two Mexican citizens, Gustavo Vazquez and Maria Munoz with 15% each. Zoro expects to be able to increase its ownership position over the next couple of years through capital investment for exploration activities such as mapping, sampling, and possibly drilling. No formal agreement yet exists for increasing its ownership percentage.

Since the summer of 2006, foreign mining companies have surrounded the Las Animas project both to the north and the south with more than 11,000 square kilometers of mineral claims. There are some small adjacent property areas that remain unclaimed, and Zoro is currently evaluating the placement of a few more hundred hectares of mining claims, which could raise the land position to some 3,000 hectares.

Access

Commercial aviation service is available from major cities in the U.S. southwest, to both Hermosillo, the state capital with a population of 600,000, and connecting to Ciudad Obregon, with a population of 300,000. If leaving from Hermosillo, the road to Las Animas leads east along a paved road to the town of Tecoripa, then south along pavement until the town of Suaqui Grande. The pavement is in particularly poor shape. Las Animas is then reached by following some 40 kilometers of dirt road southeast from Suaqui Grande. These roads are annually maintained through a joint effort of local ranchers and state road crews. The summer of 2006 was a particularly rainy year with several hurricanes off the Baja Peninsula creating havoc with secondary roads throughout western Mexico. If leaving from Obregon, pavement leads northeast to Rosario. An improved dirt and gravel road is then followed for some 60 kilometers to the local of El Realito, and then west along dirt road for some 15 kilometers. An alternative is to use secondary roads if the weather permits on a NNE trajectory for 110 kilometers.

Basing the project out of either Hermosillo or Obregon is seen to be of comparative advantage. Hermosillo is more accessible to major cities such as Los Angeles, Tucson, and Phoenix, and has a larger population and is home base to many mining companies. Because of its large agricultural base, the extended Obregon area actually has better access to many types of equipment and repair shops.

Infrastructure

Infrastructure at the property - roads, buildings, and so on, is sparse to non-existent. An old telephone line runs across the property but appears to be in disuse for some time. The Yaqui River with abundant water resources is located 2 miles east of the property boundary, at an elevation some 200 to 300 meters below the median property elevation.

Potential Ore Target

Copper mineralization is found in an elongated belt several hundred meters long and up to 100 meters in length. Depth of a potential oxide zone is unknown. Additional copper mineralization zones probably exist which lack superficial expression, but may be exposed through subsequent mapping and drilling.

Gold mineralization is spread out over several square kilometers. Sampling and drilling will delineate whether there is an economic ore body.

Current Activities

A preliminary sampling program has been undertaken at Las Animas, with ore samples being taken on obvious high grade targets such as outcrops, veins, and old workings. A subsequent detailed mapping and sampling effort is envisioned.

Yura Gold Project, Arequipa, Peru

The Company has acquired a 100% interest in approximately 4,942 acres of exploration properties which covers the Yura property.

The Yura mining district is located some 40 kilometers west of the city of Arequipa, Peru. Arequipa is a mining and tourism center for southern Peru with a population of 1 million, with international airport service. A number of mining claims have been acquired and are fully constituted. These claims cover portions of a large granodioritic batholith which is hostrock to a series of quartz veins containing important values of free milling gold. More than a dozen veins have been located, about half of which have been sampled in outcrops and workings. The samples assayed indicated gold values.

The hosted veins are largely found between 1,200 to 2,400 meters above sea level, and weather is favorable for all year mining. The Chili and Yura rivers converge on the southern portion of the properties, forming the Vitor River. These rivers drain along deep faults which expose the batholith to depths of 300 meters, and up to 600 meters on the southwestern portion of the property. Some of the veins are traceable downs strike at or near the river bottom. Taken together, the horizontal and vertical relief presents a rough 3 dimensional view of potential ore resources. The veins are mother lode fault emplacement, many of which are vertical to semi-vertical, with long strikes traceable over hundreds of meters, and in some cases more than a kilometer.

Local Geology

The local host rock is a massive granodioritic to granitic, course grained porforidic intrusive body covering an area larger than 100 square kilometers, consisting of equi-granular quartz, plagioclase and potassic feldspars, with elongated hornblende and biotitic feno-crystals up to 3 cms in length. This intrusive hostrock is cut by a series of fine to medium grained quartz-feldspar high angle dikes which strike N to E.NE. The principle structural control appears to be a series of slip-strike left lateral faults and fractures, related to a regional zone of shearing which trends x N35W and dipping 60SW. Many of the faults in this system host quartz veins, which vary in widths of 30 centimeters to a meter, with pinching and swelling both horizontally and vertically. Swelling typically occurs when the lateral faults flex temporarily toward the west.

The veins along strike occasionally form either the footwall, headwall, or even center of shear zoned host rock. These shear zones vary in widths of 2 to 15 meters, with strike lengths up to 100 meters or more. At one of the vein workings, for example, the quartz vein forms the footwall, at an average width of 50 cms. The headwall is formed by a 1 meter dike, and in between is a 10 meter shear zone of moderate fracturing. The shear zone has an apparent strike length of more than 100 meters. Another example is the southern portion of a similar vein, which cuts shear zone 50 meters long, with the quartz vein swelling in the central portion of the shear zone to over 7 meters in width. These zones constitute some of the most obvious initial drill targets.

Mineralization

The quartz veins at Yura are of meso-thermal origin, similar to the mother lode veins of California's Sierra Nevada. It is expected that these veins will have extreme depths. None of the meso-thermal veins which have been mined in the province of Arequipa have bottomed out, some having reached depths of over 3,000 feet. Another favorable and typical characteristic of meso-thermal veins is that they tend to have continuous gold mineralization, even down to extreme depths.

Most of the prominent veins at Yura are parallel or semi parallel, and consist of transparent to translucent massive quartz. These quartz veins contain sericite-muscovite, both disseminated and in fractures, and locally traces of chalcopyrite, pyrite, and specularite, iron oxides from oxidation of pyrites and chalcopyrite, and abundant brecciation. The quartz presents at least two obvious mineralizing events, with initial breccia fragmentation followed by subsequent massive intrusion of translucent white quartz cemented with iron mineralization as described above. The adjoining host rock has a mineralized halo on both the head and foot walls of roughly 20 cms consisting of white clays and sericite, although the width of the halo varies greatly from vein to vein and even along strike. The veins and shear zones at the eastern portion of the property are more heavily propitilized, and the host rock at the level of the river demonstrate more epidote and clays, indicating a probable porphyridic system at some depth, which is most likely the mineralizing pluton for the Yura batholith.

Gold Mineralization

Gold mineralization at the surface has been picked at over the years by informal miners, generally down to a depth of no more than 10 meters or so, at which point winching the ore and the waste rock from the shaft becomes ever more labor intensive. The bulk of the gold mineralization appears to be free milling, simple crushing and hand panning reveals the gold to be slightly finer than table salt, ideal for gravity recovery followed by flotation. The oxide zone appears to dominate down to depths of 20 meters and more, which is the depth to which we have been able to sample thus far.

It is possible that at greater depths a portion of the gold will be associated with increasing sulfide mineralization with a decrease in overall free gold. Gold grades at the surface also increase with a few meters depth, as the gold has been remobilized by the decomposition of surface sulfides. The veins will also be subject to ebb and flow in both directions of rich ore shoots, which spatially will occur along strike in varying lengths and depths, depending on the vertical position within the vein structure, but not uncommonly for 50 to 100 meters or more in length and several hundred meters in depth.

Gold Grades

A number of samples have been collected for assay, mostly along vein surface outcroppings, with the balance from shallow pits and stopes. The samples indicate assayable gold.

Hand Panning

A number of the veins have been checked by hand panning, using one of the local "informal" miners as they are known in Peru, and who are generally proficient at guestimating gold grades by eyeballing the gold tail left after panning. This method is particularly useful for obtaining a quick ballpark field assay.

Potential Ore Resources

The Yura mining district is virtually undeveloped despite its close proximity to Arequipa. The steep terrain and lack of access roads have discouraged small and medium sized companies from developing the area. Also, a lack of custom milling capacity in the region has hindered development not only at Yura, but also at hundreds of small and medium prospects in southern Peru. Large mining companies generally would not target a meso-thermal system of underground veins like Yura for development unless there is clear potential for a large disseminated ore body, which superficially does not appear to be the case at Yura.

To date, only rudimentary mapping and sampling have been carried out at Yura, covering only a portion of the property under claim. Prior mining activity in the area is limited to a few existing pits and stopes, largely to depths of 10 meters or less, most of which are found on the more accessible southern flank of both the eastern and western portion of the property. The central and northern portions of Yura are even less developed because the ore haulage distance on foot is up to several additional kilometres.

More than a dozen veins have been located at Yura to date. A quick exploration tool is to look for sheared zones of country rock.

These shear zones are most obvious along the adjacent slopes of the hill crests and peaks, which do not have the alluvial float covering of the lower slopes. Within these shear zones, the large blocks of country rock have been significantly reduced in size, down to small rubble, and many times quartz float or outcrops are visible.

Visible vertical displacement of veins at Yura varies from 100 - 200 meters, although on the western portions of the property, mapping may eventually show vertical displacements of 500 meters or more. Visible horizontal strike lengths (often interrupted by float cover, pinch-swell, etc.) vary from a few hundred meters to more than a kilometre.

Development Plan

The Company plans to contract in the future with Boulder Resources, a third party company with an ore processing facility that currently has a mining camp near the Yura property's Mercedes vein. In addition, the Company is building roads in the area for truck access. Boulder Resources mayl provide equipment and personnel for future ore bulk testing. Ore would be sampled, trucked, and milled on a toll basis at the Boulder Resources processing plant some 70 kilometers to the east, at its full service, permitted processing plant. Preliminary rights have been obtained to as much as 3,000 cubic meters per day of water near the Yura mines, and surface rights are in the process of being obtained for possible plant erection.

In work conducted on the claims to date, two access portals have been constructed on the Yura property's Mercedes vein at interim levels, one being 60 meters in elevation above the other. Benches have been cut back into the hillside above the portals, and on the top level more than 60 meters of tunnel drifted horizontally at a minus 7% grade.

Don Beno Property, Copiapo, Chile

The Company has acquired a 100% interest in approximately 14,830 acres of exploration properties which covers the Don Beno property.

The Don Beno property group lies 100 kilometers south of Copiapo The properties are accessed by traveling south on the Pan American for approximately 80 kilometers, then traversing eastward for 20 kilometers along improved and maintained secondary roads. Travel time from Copiapo is about 1 hour and 15 minutes. Copiapo is the capital of Chile's 3rd Region, with a population of approximately 150,000 people, and an operating base for many of the larger regional mining projects of such companies as Anglo American, Phelps Dodge, Barrick Gold, Codelco Chile, etc... Copiapo is served by as many as 8 daily flights from two airlines, including 4 flights a day to Santiago, and 2 flights per day to the north to both Antofagasta, and Iquique, which are Chile's largest mining centers.

Geology

The mineral properties cover a good portion of the basin of a former caldera formation which subsequently subsided. A resurgence occurred near the center of the caldera splitting the basin into an eastern and western portion of roughly equal area. The caldera lies near the center of a 100 kilometer long fault system trending NNE and along which thick beds of limestone have surfaced through block faulting. The limestone formations are generally sequenced as horizontal beds each of which are several tens of meters in thickness. Some of the exposed formations are several hundred meters thick. The northern boundary of the limestone formation is best expressed near Pabellon, where the limestone forms a sequence several kilometers long and several hundred meters thick. The southern boundary is some 35 kilometers north of Vallenar, along the Pan American highway, where the limestone beds up-thrust several hundred meters at the El Toro formation. Width of the limestone varies, with some exposures showing 10 kilometers or more in width.

Along this NNE trending system, the limestone has been cut in many areas by localized volcanics. Many of the areas on the western edge of the system have been heavily mineralized forming economic deposits of iron, copper, and silver. Beginning at the northern portion of the trend, we find the iron-copper skarn deposit at Candelaria (Phelps Dodge). Working south, there are other skarn and copper deposits near the Los Bronces area. Then the high grade silver pluton which cuts the formation at Chanarcillo. The Bandurrias formation 8 kilometers to the north contains rich lodes of copper and silver.

The iron ore deposits at Cerro Colorado and Algarrobo are found at the southern end of the limestone trend. The limestone replacement silver mine, La Jaula mine, is found at Cerro El Toro. Ten kilometers to the southeast of Don Beno is the Corral copper prospect, which is a northeast trending syncline several kilometers long, interspersed with bedded limestone, andesite, and sedimentary beds.

To the east of Don Beno is found the Los Zorros property group currently held by SAMEX. While exploring in the Los Zorros area, contiguous to us, they began to find anomalous copper and gold surface values. The focus of the exploration then changed to delineating a much more attractive target. Surface sampling and trenching has been carried out at Los Zorros over a two year period, and has exposed potential high grade mineralized zones, the most prominent of which follow the regional NNE trend. Some of the delineated areas appear to be up to two kilometers in length.

Don Beno is a grassroots exploration target. The localized mineralization at Los Zorros is most probably related to the caldera action at Don Beno. The eastern half of the floor of the Don Beno caldera has the clearest indication of potential mineralized targets. The main target consist of an alternating sequence of dacitic and calcitic dikes, apparently near vertical, striking NNE over a distance greater than 2 kilometers. The sequence of alternating dikes also appears to be from 1.5 to 2 kilometers in width. Local drainage runoff to the SW has cut the sequence into a series of low scarps, exposed to depths of 30 to 50 meters. The calcitic dikes appear to be re-mobilized from primary limestone, which undoubtedly underlies the entire formation as a basement unit. From the limited workings, economic gold values would appear to be more closely related to the calcitic dikes, most likely related to iron mineralization of hydrothermal origin. Copper oxide was found in the fissures and fractures in a couple of dacitic dikes exposed by local mine workings.

The potential target zone of the eastern portion of Don Beno is 2,000 meters long by 2,000 meters wide, and should be at least 200 meters deep. Much of the area appears to be mineralized and can easily be trenched and sampled near surface to delineate potential drill targets.

The western portion of Don Beno contains a large number of calcitic dikes which have been hydro-thermally altered and on the surface carry low gold values. Most of the important formations appear to trend NNE, as do the calcitic dikes of interest. This area needs mapping and sampling in order to more clearly delineate the potential target zone, but speculatively it appears to be similar in size to the eastern zone. It is also neighbor to the exploration going on at Los Zorros. The southwestern portion of the property claims encompasses an area of localized mudstones, of unknown depth. This may be a potential area of dissemination and a drill target. A low hill formation trending NNE over a short distance appears to be the boundary of the mudstones. A copper vein in the bottom portion of the hill, trending NNE has been mined along strike for a distance of some 30 meters. Parallel structures up the hill would appear to be calcitic dikes.

Escondida Project, Copiapo, Chile

The Company has acquired a 100% interest in approximately 4,942 acres of exploration properties which covers the Escondida property.

The Escondida precious metals project is located in Chile's 3rd Region, (or Atacama Region), 20 kilometers south of the port city of Caldera, and approximately 65 kilometers from Copiapo, the region's capital, along 40 kilometers of the paved Pan American highway, and 25 kilometers of improved graded secondary roads, all of which are maintained by the Chilean government.

Atacama is a mining region, with annual exports of mineral commodities exceeding 1 billion dollars. The region has excellent infrastructure for mining projects, including major vendors for mining supplies and machinery, a skilled labor force, and over 400 years of mining history. The regional Atacama airport is only 20 kilometers from the project, with direct daily jet service to Santiago and major mining centers to the north, from two airlines operating 8 daily flights.

The exploration claims cover are located in a region of approximately 14,000 hectares - 140 square kilometers, or about 35,000 acres. The mineral target consists of a sedimentary exhalative sulfide deposit of marine origin, which has been uplifted through block faulting to form a low lying continental shelf. The mean elevational average of the target mineralized zone is less than 150 meters - 500 feet. Sulfide mineralization at or near the surface consists almost entirely of finely disseminated pyrite, in banded horizontal beds. The beds are commonly a few centimeters to 10's of centimeters in thickness, to hundreds of meters and possibly kilometers in length and width. The surface oxidation zone is typically only about a meter in thickness. On the western edge of the mineralized zone, wind and water have carved the mineralized beds to a depth of 20 to 30 meters.

Precious metals mineralization is believed to be related to, and to a large degree, contained within the pyritic minerals. Silver values are spotty and generally report low results. Platinum group metals are also present, in order of importance, as platinum, rhodium, and palladium. Gold and PGM values should increase with depth and proximity to the original source of mineralization, thought to be black smokers or similar underwater venting.

Infrastructure

1.           Pilot Testing Facility. A small pilot facility for metallurgical testing has been erected. Facility resources include capture of localized subterranean waters, at a rate of 30 liters per minute. Also, storage, mixing and recycling ponds with capacity in excess of 2 million liters. Fiberglass processing tanks have been erected in 4 processing lines, with a total capacity of 30,000 liters. Tankage can be employed for recovery of precious metals either through activated carbon, or as is now being done through reverse electrolysis. Power is generated on site and distributed to various pumps, motors, and lighting. Workers quarters, field office, and storage areas are also included.

2.           Roads. The property area is served by a number of improved and maintained roads, bounded on the east by the Pan American highway, and on the west by the improved gravel and dirt roads leading from Puerto Viejo to Caldera, and to Bahia Inglesa, respectively. On the south portion of the property are two improved, graded dirt roads, leading from the Pan American highway to Puerto Viejo, each of which straddle one side Copiapo River Canyon. All of these roads are maintained by the regional government. More than 90% of the property is accessible to in either two or four wheel drive.

3.           Electricity. Line power is located some 15 kilometers (straight distance) from the current pilot plant site, near the Atacama Regional airport. The airport is served from a substation near Caldera. Previous inquiries to the regional electrical supplier indicated a willingness to extend a supply line to the property as production merits.

4.           Water. Localized water recovered at the plant site appears to be limited, probably no more than 1 liter per second available. The water is saline (11,000 ppm's dissolved salts). In addition to the localized water recovered at the plant, two other sources of water are readily available. The Copiapo River runs through the southern portion of the property, and is located some 5 kilometers from the pilot plant. River resource water emptying into the Puerto Viejo bay are probably in the 100 to 500 liters per second range, depending on how much seepage occurs in the subterranean aquifer. The ocean is only a few kilometers distance from the plant site.

5.           Near by - Copiapo. Some of the world's largest mining companies have operations which are headquartered in Copiapo, including Phelps Dodge, Placer Dome-Barrick, Anglo American, Codelco Chile, and so on. Enami runs a state custom smelter. A full range of local support services exists for the mining industry, much of which is backstopped either from Santiago or Antofagasta.

6.           Communications. Cell phone coverage exists on much of the property, including at the pilot testing facility. Copiapo has a full range of communication services, including internet, cable, and satellite.

7.           Labor force. Metropolitan Copiapo has a population approaching 150,000. The countries oldest mining university is located here. The labor force is sufficient and well educated for management, supervisory and labor positions.

Geological Setting

The Escondida deposit is a former marine sediment which was mineralized while under water. Regional block faulting uplifted the sediments forming a low continental shelf. Hostrock consists almost entirely of the granodioritic coastal batholith, which forms an uneven basement onto which the sediments were deposited from continental runoff. The batholith protrudes as occasional low lying hills.

The Copiapo River was the largest regional contributor of sediments for the deposit. Fine and medium grained sediments expelled into the ocean during flood runoff were sorted and carried by the predominantly northward flowing currents (Humboldt) where they settled out across the marine batholith.

Concurrent with the deposition of the sediments, mineralized fluids discharged onto the seafloor through localized faults and fractures, forming extensive stratiform deposits of chemical precipitates, in this case largely sulfides of pyrite. The discharge zones for seafloor mineralization were probably simple fumarole conduits, or possibly black smoker chimneys. Precious metals of gold, silver, and platinum group metals found within the deposit are associated with the pyrites.

The sediments are of a sufficiently young age, probably 500,000 to 2 MM years, that they are largely pliable and unhardened. The top 4 to 5 meters can be easily trenched, and bottom layers can be ripped. A large section of the western portions of the deposit contain a top layer of blow sand, from 0.5 to 1 meters in thickness. Underneath the blow sand lies a layer of former reef type material bound with medium to small rounded rocks, generally 20 to 30 centimeters in thickness. The localized water captured at the plant site flows through this porous layer as seepage.

The mineralized sediments are found under the reef layer as banded, horizontal units. At the plant site, trenching has exposed these units to a depth of 5 meters. West of the plant site, the layers are exposed to depths of 10 to as much as 30 meters. Five kilometers to the northeast of the plant site, a small basin has been locally block faulted, exposing sediments to a depth of 12 meters. To the south, the Copiapo River has cut a channel exposing sediments at several different points which vary in depth from 10 to 25 meters.

Iron content and oxidized iron staining indicate variations in mineral intensity. Proximity to fault and discharge zones should significantly increase precious metals values. The exploration targets found within the property are ideal for I.P. testing. Mineral resources can be easily delineated through trenching and drilling.

Subsidiaries

In accordance with applicable local laws and regulations in Chile, Peru and Mexico, we incorporated three wholly-owned subsidiaries in Chile, Peru and Mexico as follows: Sociedad Zoro Chile Limitada, in Chile, South America; Zoro Mining SAC, in Peru, South America; and Aravena SA in Mexico. We are in the process of transferring title to our property interests in each such country to the subsidiary located in each such country.

Competition

We operate in a highly competitive industry, competing with other mining and exploration companies, and institutional and individual investors, which are actively seeking mineral based exploration properties throughout the world together with the equipment, labour and materials required to exploit such properties. Many of our competitors have financial resources, staff and facilities substantially greater than ours. The principal area of competition is encountered in the financial ability to cost effectively acquire prime mineral exploration prospects and then exploit such prospects. Competition for the acquisition of mineral exploration properties is intense, with many properties available in a competitive bidding process in which we may lack technological information or expertise available to other bidders. Therefore, we may not be successful in acquiring and developing profitable properties in the face of this competition. No assurance can be given that a sufficient number of suitable mineral exploration properties will be available for acquisition and development.

Mineral Exploration Regulations

Our mineral exploration activities are subject to extensive foreign laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, protection and remediation of the environment, protection of endangered and protected species, mine safety, toxic substances and other matters. Mineral exploration is also subject to risks and liabilities associated with pollution of the environment and disposal of waste products occurring as a result of mineral exploration and production. Compliance with these laws and regulations may impose substantial costs on us and could subject us to significant liabilities. Changes in these regulations could require us to expend significant resources to comply with new laws or regulations or changes to current requirements and could have a material adverse effect on our business, results of operations and financial condition. Compliance with these laws and regulations has not had a material effect on our operations or financial condition to date.

Exploration and production activities are subject to certain environmental regulations which may prevent or delay the commencement or continuance of our operations. In general, our exploration and production activities are subject to applicable laws and regulations in Chile, Peru, and Mexico relating to environmental quality and pollution control. Such laws and regulations may increase the costs of these activities and may prevent or delay the commencement or continuance of a given operation. Specifically, we may be subject to legislation regarding emissions into the environment, water discharges and storage and disposition of hazardous wastes. Moreover, such laws and regulations are frequently changed and we are unable to predict the ultimate cost of compliance. Generally, environmental requirements do not appear to affect us any differently or to any greater or lesser extent than other companies in the industry and our current operations have not expanded to a point where either compliance or cost of compliance with environmental regulation is a significant issue for us. Costs have not been incurred to date with respect to compliance with environmental laws.

Mineral exploration operations are subject to local laws regulating removal of natural resources from the ground and the discharge of materials into the environment. Minerals exploration operations are also subject to local laws and regulations which seek to maintain health and safety standards by regulating the design and use of drilling methods and equipment. Various permits from government bodies are required for drilling operations to be conducted; no assurance can be given that such permits will be received. Environmental standards imposed by local authorities may be changed and any such changes may have material adverse effects on our activities. Moreover, compliance with such laws may cause substantial delays or require capital outlays in excess of those anticipated, thus causing an adverse effect on us. Additionally, we may be subject to liability for pollution or other environmental damages which we may elect not to insure against due to prohibitive premium costs and other reasons. As of the date of this Prospectus, we have not been required to spend any material amount on compliance with environmental regulations. However, we may be required to do so in future and this may affect our ability to expand or maintain our operations.

Research and Development Activities

We have not incurred any research and development expenditures.

Patents and Trademarks

We do not have any patents or trademarks.

Employees

We do not have any employees other than our executive officers who are responsible for our day-to-day operations. We also utilize the services of consultants in connection with our operations.

Leased Premises

We rent our principal office space located at 3430 East Sunrise Drive, Suite 160, Tucson, Arizona, 85718, pursuant to a three-year agreement ending on September 2010. The office space cost is approximately $5,560 per month.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

The following discussion should be read in conjunction with (i) our annual audited financial statements as at and for the years ended April 30, 2007 and 2006 and the related notes; (ii) our interim unaudited consolidated financial statements for the three months ended July 31, 2007 and 2006 and the related notes; and (iii) the section of this Prospectus entitled "Description of Business and Properties", that appear elsewhere in this Prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this Prospectus, particularly in the section entitled "Risk Factors". Our financial statements are stated in United States dollars and are prepared in accordance with US GAAP.

Plan of Operations

We are engaged in the acquisition and exploration of mineral properties in South America and Mexico. We currently have interests in an aggregate of approximately 33,115 gross acres located in Chile and Peru, and a further 6,825 gross acres located in Mexico, targeting gold, copper and platinum. We acquired these property interests in May 18, 2007 pursuant to the Option Agreement.

We have only recently acquired our mineral lease prospects and have not as yet commissioned or obtained any third party geological reports on our properties at the date of this prospectus.

To date, we have been engaged primarily in organizational activities and have engaged in minimal exploratory drilling at our properties located in Chile. We have not established any proven or probable reserves on any of our mineral property interests and plan to conduct exploration programs on our properties with the objective of ascertaining whether any of them contain economic concentrations of minerals that are prospective for mining.

We held an interest in the Greenwood Mining Claims in the Province of British Columbia, Canada, however, during 2007, we conducted a limited exploration program on these claims and, upon review of the data, decided not to renew our interest therein. Accordingly, as of the date of this Prospectus, our interest in the Greenwood Mining Claims has been forfeited.

Our plan of operations for the next 12 months is to:

1.           conduct internal exploratory geology, including surface sampling and mapping, of our lease prospects in Chile, Peru, and Mexico;

2.           conduct exploratory drilling and undertake assays of samples obtained of our gold and copper targeted lease prospects in Chile and Peru;

3.           conduct bulk sampling of metallurgical recovery techniques of certain gold veins located on our Peru "Yura" concession; and

4.           Conduct additional lease acquisitions of gold targeted mineral prospects in Peru and Chile and Mexico to add to our exploratory prospect inventory.

Exploration Budgets

We anticipate that we will incur an aggregate of approximately $4,500,000 in expenses for the next 12 months as follows:

Chile Exploration Budgets - 12 Months
Corporate & Organizational
legalizations & acquisitions	14,000
insurance	24,000
office, utilities, phone, internet	12,000
salaries and wages	96,000
secretarial, accounting, legal	24,000
auditing	10,000
in country travel	12,000
guard services	48,000
laboratory contracting	110,000
other reimburesments, per diem	55,000
housing & utilities	24,000
annual in country taxes	90,000
minor equiment	18,500
Escondida Claims Development
project supervision, consulting	96,000
chemist, and labor	50,000
2nd phase reverse circulation drilling (2,000 meters)	130,000
run field electronic testing	70,000
lab and metallurgical testing	14,000
vehicle expense	30,000
fuel, spare parts, maintenance	11,000
Don Beno Claims Development
bulk leaching tests	10,000
geologist & wages	70,000
run field electronic testing	105,000
aerial photo	75,000
2nd phase diamond core drilling (800 meters)	625,000
contingency	178,000
Total annual expenditure budgets - Chile	2,001,500

Peru Exploration Budgets- 12 Months
Corporate & Organizational
legalizations & acquisitions	14,000
insurance	24,000
office rent, utlitlies, phone, etc.	12,000

salaries and wages	84,000
secretarial, accounting, legal	24,000
auditing	10,000
in country travel	12,000
guard services	48,000
laboratory contracting	24,000
other reimburesments, per diem	17,000
annual mining taxes	75,000
Medalla Milagrosa Development	0
satellite and aerial photos	38,000
geologist and wages	40,000
project supervision, consulting	84,000
run field electronic testing	35,000
1,500 meter drill program (5 holes)	150,000
metallurgical testing	21,000
upgrade grinding and flotation circuits for bulk sampling	100,000
upgrade underground, access tunnel	105,000
bulk sample extraction	120,000
bulk sampling processing costs	120,000
Yura Claims Development	0
aerial photo	65,000
geologists and wages	150,000
lab & metallurgical	45,000
interior road development	50,000
bulk sample extraction for bulk testing	280,000
bulk sample haulage to processing plant	84,000
all-in bulk testing processing costs	245,000
concentrate shipments	45,000
contingency	202,000
Total annual expenditure budgets - Peru	2,323,000
Mexico Exploration Budgets - 12 Months

Corporate & Organizational
legalizations & acquisition	20,000
salaries & consulting	72,000
office rent, utilities, phone, etc.	16,500
accounting, legal, secretarial	11,000
auditing	5,000
corporate travel	5,500
annual taxes	20,000
Total annual expenditure budgets - Mexico	150,000

These are estimated amounts only and subject to change.

We are an exploration stage company and have not earned any revenues to date. During the next 12 months, we anticipate that we will not generate any revenue. We had cash of $2,789,010 and working capital of $2,203,933 at July 31, 2007. Accordingly, we anticipate that we will require additional financing to enable us to pay our planned expenses for the next 12 months and pursue our plan of operations.

Subsequent to the 12 month period following the date of this Prospectus, we will be required to obtain additional financing in order to continue to pursue our business plan. We anticipate that additional funding will be in the form of equity financing from the sale of our common stock or through the use of debt instruments or debt instruments that may be convertible into equity. We cannot provide investors with any assurance that we will be able to raise sufficient funding from the sale of our common stock to fund our business plan going forward. In the absence of such financing, our business plan will fail. Even if we are successful in obtaining equity financing to fund our business plan, there is no assurance that we will obtain the funding necessary to pursue our plan over the long-term. In addition, any issuances of our common stock or securities convertible into our common stock will result in dilution to shareholders.

Results of Operations

Three Months Ended July 31, 2007 Compared to Three Months Ended July 31, 2006
	Three Months Ended July 31, 2007 (unaudited)	Three Months Ended July 31, 2006 (unaudited)
Expenses
Consulting	$47,020	$-
Depreciation	8,982	-
Donated services	-	3,000
Filing and transfer agent fees	8,089	-
Management and administration	214,108	-
Mineral property costs	4,171,175	2,803
Office and general	16,639	94
Professional fees and organizational costs	38,672	12,190
Loss	(4,504,685)	(18,087)
Interest income	22,590	-
Net loss	$(4,482,096)	$(18,087)

Our net loss during the three-month period ended July 31, 2007 was $4,504,685 compared to $18,087 for the three-month period ended July 31, 2006, an increased loss of $4,486,598.

During the three-month periods ended July 31, 2007 and 2006, respectively, we did not generate any revenue. During the three-month period ended July 31, 2007, we incurred expenses in the aggregate amount of $4,504,685 compared to $18,087 incurred during the three-month period ended July 31, 2006, an increase of $4,486,598. The operating expenses incurred during the three-month period ended July 31, 2007 consisted of: (i) mineral property costs of $4,171,175 (2006: $2,803); (ii) management and administration of $214,108 (2006: $nil); (iii) consulting expenses of $47,020 (2006: $nil); (iv) professional fees and organizational costs of $38,672 (2006: $12,190); (v) office and general of $16,639 (2006: $45); (vi) donated services of $-0- (2006: $3,000); (vii) depreciation of $8,982 (2006: $nil); and (viii) filing and transfer agent expenses of $8,089 (2006: $0). During the three-month period ended July 31, 2007, expenses were offset by other income consisting of interest income in the amount of $22,590 (2006: $nil), resulting in a net loss of $4,482,096 compared to a net loss of $18,087 for the same period in 2006.

The increase in net loss during the three-month period ended July 31, 2007 compared to the three-month period ended July 31, 2006 is attributable primarily to the increase in mineral property costs and management and administrative fees and consulting expenses relating to the increase in the scale and scope of acquisition and exploratory programs in South America and acquisition related impairment of certain leases acquired in South America, and an increase in overall office and general expenses. Our net loss during the three-month period ended July 31, 2007 was $4,482,096 or $0.05 per share compared to a net loss of $18,087 or $nil per share for the three-month period ended July 31, 2006. The weighted average number of shares outstanding for the three-month period ended July 31, 2007 was 96,632,430 compared to 180,000,000 at July 31, 2006.

Fiscal Year Ended April 30, 2007 Compared to Fiscal Year Ended April 30, 2006

	Fiscal Year Ended April 30, 2007 (audited)	Fiscal Year Ended April 30, 2006 (audited)
Expenses
Donated services	$9,000	$9,000
Mineral property costs	53,388	94
Office and general expenses	94,554	3,240
Professional fees and organizational costs	63,508	356
Net Loss	$220,450	$12,690

Our net loss during the fiscal year ended April 30, 2007 was approximately $220,450, compared to $12,690 for the fiscal year ended April 30, 2006 (an increase of $207,760). The increase in our net loss is attributable primarily to increased operations. During fiscal 2007, we conducted some exploration on our Greenwood Mining Claims (which have since been forfeited) and conducted due diligence and entered into the Option Agreement relating to our current property interests in South America and Mexico.

We have not generated any revenues to date. During the fiscal year ended April 30, 2007, we incurred expenses in the aggregate amount of $220,450, compared to $12,690 incurred during fiscal year ended April 30, 2006 (an increase of $207,760). The operating expenses incurred during the fiscal year ended April 30, 2007 consisted primarily of: (i) mineral property costs of $53,388 (2006: $94) relating to the acquisition of our current property interests and exploration of the Greenwood Mining Claims; (ii) professional fees and organizational costs of $63,508 (2006: $356) relating primarily to the acquisition of our current property interests, and (iii) office and general expenses of $94,554 (2006: $3,240) which increased due to our increased operations.

Liquidity and Capital Resources
	As at July 31, 2007	As at April 30, 2007
Cash	$2,789,010	$2,405,857
Working capital (deficit)	2,203,933	2,468,322
Total assets	3,281,776	2,707,584
Total liabilities	727,554	239,262
Stockholders' equity	2,554,222	2,468,322

During the next 12 months we anticipate that we will not generate any revenue. We had cash of $2,789,010 and working capital of $2,203,933 at July 31, 2007. We anticipate that we will require $4,500,000 to pursue our plan of operations over the next 12 months. Accordingly, we anticipate that we will require additional financing to enable us to pay our planned expenses for the next 12 months and pursue our plan of operations as described above.

Subsequent to the 12 month period following the date of this Prospectus, we will be required to obtain additional financing in order to continue to pursue our business plan. We believe that debt financing will not be an alternative for funding as we do not have tangible assets to secure any debt financing. We anticipate that additional funding will be in the form of equity financing from the sale of our common stock. We cannot provide investors with any assurance that we will be able to obtain sufficient funding from the sale of our common stock to fund our business plan going forward. In the absence of such financing, our business plan will fail. Even if we are successful in obtaining equity financing to fund our business plan, there is no assurance that we will obtain the funding necessary to pursue our plan over the long-term.

Cash Used in Operating Activities

In the three months ended July 31, 2007, net cash used in operating activities was $421,641, compared to $11 for the three months ended July 31, 2006. A decrease in prepaid expenses provided cash of $170,000 and an increase in amounts due to related parties provided cash of $496,092 during the period.

For the fiscal year ended April 30, 2007, net cash used in operating activities was $287,653, compared to $6,549 for the fiscal year ended April 30, 2006. An increase in prepaid expenses was partially offset by an increase in accounts payable and accrued liabilities. We anticipate that cash used in operating activities will increase in fiscal 2008 as we pursue our plan of operations.

Cash Used in Investing Activities

In the three months ended July 31, 2007, investing activities used cash of $361,146, compared to $Nil in the three months ended July 31, 2006, primarily related to expenditures for equipment.

In the fiscal year ended April 30, 2007, investing activities used cash of $125,000 relating to advances we made under a failed property acquisition agreement. These advances are repayable within one year. There were no investing activities in the fiscal year ended April 30, 2006.

Cash Provided by Financing Activities

We have funded our business to date primarily from sales of our common stock. In the three months ended July 31, 2007, proceeds from the issuance of common stock and share subscriptions received provided cash of $1,165,940, compared to $Nil in the prior period of 2006. In the fiscal year ended April 30, 2007, proceeds from the sale of our common stock and share subscriptions received was $2,701,250 and we also received advances from a related party of $117,203. In the fiscal year ended April 30, 2006, advances from related parties provided cash of $6,586.

Future Financings

We anticipate continuing to rely on sales of our shares of common stock in order to continue to fund our business operations. Issuances of additional shares will result in dilution to our existing shareholders. There is no assurance that we will achieve any additional sales of our equity securities, or arrange for debt or other financing to fund our business plan.

Going Concern

As shown in the accompanying financial statements, we have incurred significant losses since inception and have not generated any revenues to date. The future of our Company is dependent upon our ability to obtain sufficient financing and upon achieving future profitable operations. These factors, among others, raise substantial doubt about our Company's ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Material Commitments

In accordance with the terms and conditions of the Option Agreement, we are required to make maintenance payments to or on the Vendors' behalf, in respect of all underlying option, regulatory and governmental payments and assessment work required to keep our mineral property interests in Chile, Peru and Mexico in good standing, including maintenance fees, expenses, and other costs in an annual amount of approximately $185,000.

Purchase of Significant Equipment

We do not intend to purchase any significant equipment during the next twelve months except exploration related equipment less than $50,000 in aggregate.

Critical Accounting Policies

Our financial statements are impacted by the accounting policies used and the estimates and assumptions made by management during their preparation. A complete summary of these policies is included in Note 2 to the notes to our historical financial statements. We have identified below the accounting policies that are of particular importance in the presentation of our financial position, results of operations and cash flows and which require the application of significant judgment by management.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Mineral Property Costs

Mineral property acquisition costs are capitalized in accordance with EITF 04-2 when management has determined that probable future benefits consisting of a contribution to future cash inflows have been identified and adequate financial resources are available or are expected to be available as required to meet the terms of property acquisition and budgeted exploration and development expenditures. Mineral property acquisition costs are expensed as incurred if the criteria for capitalization are not met. In the event that mineral property acquisition costs are paid with Company shares, those shares are recorded at their estimated fair value at the time the shares are due under the terms of the property agreements.

Mineral property exploration costs are expensed as incurred.

When mineral properties are acquired under option agreements with future acquisition payments to be made at the sole discretion of the Company, those future payments, whether in cash or shares, are recorded only when the Company has made or is obliged to make the payment or issue the shares. Because option payments do not meet the definition of tangible property under EITF 04-2, all option payments are expensed as incurred.

When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves and pre feasibility, the costs incurred to develop such property are capitalized.

The Company has adopted the provisions of SFAS No. 143 "Accounting for Asset Retirement Obligations" which establishes standards for the initial measurement and subsequent accounting for obligations associated with the sale, abandonment, or other disposal of long-lived tangible assets arising from the acquisition, construction or development and for normal operations of such assets. The adoption of this standard has had no effect on the Company's financial position or results of operations. As at July 31, 2007 and April 30, 2007, any potential costs relating to the retirement of the Company's mineral property interest are not yet determinable.

Stock-Based Compensation

In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment", which replaced SFAS No. 123, "Accounting for Stock-Based Compensation" and superseded APB Opinion No. 25, "Accounting for Stock Issued to Employees". In January 2005, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 107, "Share-Based Payment", which provides supplemental implementation guidance for SFAS No. 123R. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on the grant date fair value of the award. SFAS No. 123R was to be effective for interim or prospectusing periods beginning on or after June 15, 2005, but in April 2005 the SEC issued a rule that will permit most registrants to implement SFAS No. 123R at the beginning of their next fiscal year, instead of the next reporting period as required by SFAS No. 123R. The pro-forma disclosures previously permitted under SFAS No. 123 no longer will be an alternative to financial statement recognition. Under SFAS No. 123R, the Company must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The transition methods include prospective and retroactive adoption options. Under the retroactive options, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS No. 123R, while the retroactive methods would record compensation expense for all unvested stock options and restricted stock beginning with the first period restated. The Company adopted the requirements of SFAS No. 123R for the fiscal year beginning on May 1, 2006; however, no compensation expense was recorded in the first quarter of 2006 as the Company had never granted any stock options.

The Company accounts for equity instruments issued in exchange for the receipt of goods or services from other than employees in accordance with SFAS No. 123 and the conclusions reached by the Emerging Issues Task Force ("EITF") in Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring or in Conjunction with Selling Goods or Services". Costs are measured at the estimated fair market value of the consideration received or the estimated fair value of the equity instruments issued, whichever is more reliably measurable. The value of equity instruments issued for consideration other than employee services is determined on the earlier of a performance commitment or completion of performance by the provider of goods or services as defined by EITF No. 96-18.

The Company has not adopted a stock option plan. Accordingly, no options have been granted to date and no stock-based compensation been recorded.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements". The objective of SFAS 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS No. 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." This Statement requires an employer to recognize the over funded or under funded status of a defined benefit post retirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position, and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS No. 158 is effective for fiscal years ending after December 15, 2006. The Company does not expect that the implementation of SFAS No. 158 will have any material impact on its financial position and results of operations.

In September 2006, the SEC issued Staff Accounting Bulletin ("SAB") No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." SAB No. 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 requires companies to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. SAB No. 108 is effective for periods ending after November 15, 2006. The Company is currently evaluating the impact of adopting SAB No. 108 but does not expect that it will have a material effect on its financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities". This Statement permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of SFAS No. 159 on its financial position and results of operations.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Party Transactions

Except for the transactions described below, none of our directors, officers or principal shareholders, nor any associate or affiliate of the foregoing, have any interest, direct or indirect, in any transaction or in any proposed transactions, which has materially affected or will materially affect us.

During the quarter ended July 31, 2007, the Company paid $22,000 to the benefit of Harold Gardner, our President and a director of the Company, for services rendered.

During the quarter ended July 31, 2007, a corporation with a director in common (Harold Gardner) incurred costs of $621,132 on behalf of the Company for the purpose of acquiring exploration equipment and paying certain mineral property costs in Peru and Chile.

At April 30, 2007, $nil (2006 - $15,694) was owing to David Hackman and Paul Brock, directors of the Company, for cash loans or expenses paid on behalf of the Company. These amounts were non-interest bearing, unsecured and had no specific terms of repayment. As at April 30, 2007, all amounts had been repaid.

David Rambaran, the past Corporate Secretary, provided management services and office premises to the Company. During the year ended April 30, 2007, donated services of $3,000 (2006 - $3,000) and donated rent of $3,000 (2006 - $3,000) were recorded.

Paul Brock, a director and past president of the Company, provides management services to the Company valued at $250 per month. During the year ended April 30, 2007, donated management services of $3,000 (2006 - $3,000) were recorded.

Paul Petrilli, a past director of the Company, provided management services to the Company. During the year ended April 30, 2007, donated management services of $3,000 (2006 - $3,000) were recorded.

During the year ended April 30, 2007, West Peak Ventures of Canada Ltd., a significant shareholder of the Company, provided advances to the Company relating to exploration due diligence costs and a loan incurred in the amount of $125,496.  These advances were subsequently repaid in full in July 2007 without interest.

At April 30, 2007, David Hackman, the current Corporate Secretary, Vice President and director of the Company, provided advances of $7,401 through a related company.  These advances have no terms of repayment.

All related party transactions are in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Paul D. Brock, a current director, David Rambaran, a former director and officer, and Paul Petrilli, a former director, may be considered promoters of the Company. Neither of Messrs. Brock, Rambaran or Petrilli has received anything of value from us in their capacities as promoters of our Company.

Material Contracts

The following summaries of certain material contracts we have entered into are not complete and are qualified in their entirety by reference to such agreements, copies of which have been filed, or are herewith being filed, with the SEC.

Option Agreement

Effective May 7, 2007, we entered into the Option Agreement pursuant to which we acquired our current property interests in Chile, Peru and Mexico. See "Description of Business and Properties" for a description of the agreement.

Corporate Services Agreement

We entered into an eighteen month corporate support agreement effective January 1, 2007 (the "Corporate Support Agreement") with Sweetwater Capital Corp., a private company organized under the laws of the Province of British Columbia, Canada ("SCC"). In accordance with the terms and provisions of the Corporate Support Agreement: (i) SCC shall provide us with corporate services including, but not limited to, furnished offices, communication services, support services, personnel, and other incidental services in order for us to be able to perform our corporate business operations and activities in Vancouver, British Columbia; (ii) SCC shall further provide at our request financial services, bookkeeping and accounting services, formulation of budget plans, establishment of financial relationships, and preparation and maintenance of proper accounting records; and (iii) we shall pay SCC the aggregate monthly sum of $15,000 CDN.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER INFORMATION

Trading Information

Our shares of common stock have been traded on the OTC Bulletin Board under the symbol "ZORO:OB" since February 12, 2007. The following table sets forth the high and low sales prices of our shares of common stock on a monthly basis since being quoted on the OTC Bulletin Board. These quotations reflect inter-dealer prices without retail mark-up, mark-down, or commissions, and may not reflect actual transactions.

Month Ended	High Bid	Low Bid
August 31, 2007	$1.01	$1.00
July 31, 2007	$1.30	$1.01
June 30, 2007	$1.55	$1.20
May 31, 2007	$1.75	$1.27
April 30, 2007	$1.70	$1.10
March 31, 2007	$1.10	$1.01
February 28, 2007	$1.10	$1.05

As of October 10, 2007, we had 145 shareholders of record.

Dividend Policy

We have not paid any dividends on our common stock. We have incurred recurring losses since inception and do not currently intend to pay any dividends in the foreseeable future.

Equity Compensation Plan Information

The following table sets forth information relating to our equity compensation plans as at April 30, 2007:
	Number of Securities to be Issued Upon exercise of Outstanding Options, warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding column (a))
Plan Category	(a)	(b)	(c)
Equity Compensation Plans Approved by Security Holders: None
Equity Compensation Plans not Approved by Security Holders
Warrants	800,000	$1.50	Nil

Share Purchase Warrants

As of the date of this Prospectus, there are an aggregate of 8,721,200 share purchase warrants issued and outstanding as follows:

On May 18, 2007, we granted warrants to purchase up to 4,670,000 shares of our common stock at an exercise price of $0.70 per share for an exercise term of two years expiring May 18, 2009 in payment of finders' fees in connection with the acquisition of our current property interests pursuant to the Option Agreement.

On May 18, 2007, we granted warrants to purchase up to 800,000 shares of our common stock at an exercise price of $1.50 per share for an exercise term of two years expiring May 18, 2009. The warrants were granted to Harold W. Gardner, our President and Chief Executive Officer, in connection with the provision of management services to us.

During the fiscal year ended April 30, 2007 and through the date of this Prospectus, we completed private placements pursuant to which we issued an aggregate of 3,150,400 units at a subscription price of $1.25 per unit for total gross proceeds of $3,938,000. Each unit is comprised of one share of common stock and one non-transferable share purchase warrant. Each warrant entitles the subscriber to purchase an additional share of our common stock at a price of $1.50 per share for a period of two years from the effective date of the registration statement of which this Prospectus forms a part. We paid finders' fees to certain consultants in connection with the private placement offerings of $172,060 in cash and granted warrants to acquire 100,800 shares of our common stock upon the same term as the warrants issued in the private placement offerings.

EXECUTIVE COMPENSATION

During the fiscal year ended April 30, 2007, none of our directors or officers received an annual salary or bonus. Our officers and directors may be reimbursed for any out-of-pocket expenses incurred by them on our behalf. We presently have no pension, health, annuity, insurance, profit sharing or similar benefit plans.

The following table sets forth the compensation paid to our executive officers during fiscal 2007:

Summary Compensation Table
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compen- sation ($)	Non-Qualified Deferred Compen- sation Earnings ($)	All Other Compen- sation ($)	Total ($)
Harold Gardner, President and CEO	2007	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Paul D. Brock, Prior President/Chief Executive Officer, Treasurer, Principal Accounting Officer	2007	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
David Hackman, Vice-President of Exploration, Secretary	2007	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
David Rambaran, Former Secretary	2007	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Stock Options Grants In Fiscal Year Ended April 30, 2007

During the fiscal year ended April 30, 2007 and during the three months ended July 31, 2007, we did not grant any options to any of our executive officers.

Compensation of Directors

We have not paid our directors any fees for serving as directors, nor do they receive any compensation for attending meetings of the board of directors. Directors are entitled to reimbursement of expenses incurred in attending meetings.

The following table sets forth the compensation paid to our directors in fiscal 2007:

Director Compensation Table
Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compen- sation ($)	Change in Pension Value and Nonqualified Deferred Compen- sation Earnings ($)	All Other Compen- sation ($)	Total ($)
Paul Petrilli	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Terence F. Schorn	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Paul D. Brock	Nil	Nil	Nil	Nil	Nil	Nil	Nil
David Rambaran	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Employment and Consulting Agreements

As of the date of this Prospectus, we have not entered into any formal employment or consulting agreements with our officers or directors.

WHERE YOU CAN FIND MORE INFORMATION

We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's Public Reference Room at One Station Place, 100 F Street, N.E., Washington, D.C. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You can also obtain copies of our SEC filings by going to the SEC's website at http://www.sec.gov.

We have filed with the SEC a registration statement on Form SB-2 under the Securities Act with respect to the securities offered under this Prospectus. This Prospectus, which forms a part of that registration statement, does not contain all information included in the registration statement. Certain information is omitted and you should refer to the registration statement and its exhibits. With respect to references made in this Prospectus to any contract or other document of the Company, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document.

No agent of the Company or other person has been authorized to give any information or to make any representation in connection with this offering other than those contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by us. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date of this Prospectus.

FINANCIAL STATEMENTS

The annual audited financial statements for the years ended April 30, 2007 and 2006 and interim unaudited financial statements for the three months ended July 31, 2007 and 2006 of Zoro Mining Corp. are included in this Prospectus. These financial statements have been prepared on the basis of accounting principles generally accepted in the United States and are expressed in U.S. dollars.

ZORO MINING CORP.

(Formerly Rochdale Mining Corporation)
(An Exploration Stage Company)

April 30, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Zoro Mining Corp. (formerly Rochdale Mining Corporation)

We have audited the accompanying balance sheets of Zoro Mining Corp. (an exploration stage company) as of April 30 2007 and 2006 and the related statements of operations, stockholders' equity and cash flows for the years ended April 30, 2007 and 2006 and the period from April 20, 2004 (inception) through April 30, 2007.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of Zoro Mining Corp. as of April 30, 2007 and 2006 and the results of its operations and its cash flows for the years ended April 30, 2007 and 2006 and the period from April 20, 2004 (inception) through April 30, 2007 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 1 to the financial statements, the Company has not generated revenues since inception, has incurred losses in developing its business, and further losses are anticipated.  The Company requires additional funds to meet its obligations and the costs of its operations.  These factors raise substantial doubt about the Company's ability to continue as a going concern.  Management's plans in this regard are described in Note 1.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

"DMCL"

Dale Matheson Carr-Hilton LaBonte LLP
CHARTERED ACCOUNTANTS

Vancouver, Canada
July 23, 2007

Zoro Mining Corp.
(formerly Rochdale Mining Corporation)
(An Exploration Stage Company)
Balance Sheets

	April 30, 2007 $ -------------	April 30, 2006 $ -------------
ASSETS
Cash	2,405,857	57
Prepaid expenses (Note 3)	176,727	1,066
Loan receivable (Note 3)	125,000

TOTAL ASSETS	2,707,584	1,123

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current Liabilities

Accounts payable and accrued liabilities	106,365	9,907
Due to related parties (Note 4)	132,897	15,694

Total Current Liabilities	239,262	25,601

Stockholders' Equity (Deficit)

Capital stock (Note 5)
3,600,000,000 shares authorized, $0.00001 par value
216,450,000 shares issued and outstanding (2006 - 180,000,000)	2,164	1,800
Additional paid-in capital	99,136	(1,750)
Subscriptions received (Note 5)	2,600,000
Donated Capital (Note 4)	34,500	22,500
Deficit accumulated during the exploration stage	(267,478)	(47,028)

Total Stockholders' Equity (Deficit)	2,468,322	(24,478)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	2,707,584	1,123

GOING CONCERN CONTINGENCY (Note 1)
SUBSEQUENT EVENTS (Note 7)

The accompanying notes are an integral part of the financial statements.

Zoro Mining Corp.
(formerly Rochdale Mining Corporation)
(An Exploration Stage Company)
Statements of Operations

	For the Year Ended April 30, 2007 $ -------------	For the Year Ended April 30, 2006 $ -------------	From April 20, 2004 (Date of Inception) to April 30, 2007 $ -------------
Expenses
Donated services (Note 4)	9,000	9,000	25,500
Mineral property costs (Note 3)	53,388	94	55,340
Office and general (Note 4)	94,554	3,240	100,824
Professional fees and organizational costs	63,508	356	85,814

Net Loss	(220,450)	(12,690)	(267,478)

Basic and diluted net loss per common share	(0.001)	(0.001)

Weighted average number of common shares outstanding (Notes 1 and 2c)	205,564,932	180,000,000

The accompanying notes are an integral part of the financial statements.

Zoro Mining Corp.
(formerly Rochdale Mining Corporation)
(An Exploration Stage Company)
Statements of Cash Flows

	For the Year Ended April 30, 2007 $ -------------	For the Year Ended April 30, 2006 $ -------------	From April 20, 2004 (Date of Inception) to April 30, 2007 $ -------------
Cash Flows Used In Operating Activities

Net loss	(220,450)	(12,690)	(267,478)
Adjustments to reconcile net loss to cash used in operating activities:
Donated rent	3,000	3,000	9,000
Donated services	9,000	9,000	25,500
Change in operating assets and liabilities:
Increase in prepaid expenses	(175,661)	(1,066)	(176,727)
Increase (decrease) in accounts payable and accrued liabilities	96,458	(4,793)	106,365

Net Cash Used in Operating Activities	(287,653)	(6,549)	(303,340)

Cash Flows Used In Investing Activities Loan receivable	(125,000)	-	(125,000)

Net Cash Used In Investing Activities	(125,000)	-	(125,000)

Cash Flows From Financing Activities
Advances from related parties	117,203	6,586	132,897
Proceeds from issuance of common stock and share subscriptions received	2,701,250	10	2,701,300

Net Cash From Financing Activities	2,818,453	6,596	2,834,197

Increase in Cash	2,405,800	47	2,405,857

Cash - Beginning	57	10	-

Cash - Ending	2,405,857	57	2,405,857

Supplemental Disclosures
Interest paid	-	-	-
Income taxes paid	-	-	-

The accompanying notes are an integral part of the financial statements

Zoro Mining Corp.
(formerly Rochdale Mining Corporation)
(An Exploration Stage Company)
Statement of Stockholders' Equity
From April 20, 2004 (Date of Inception) to April 30, 2007

	Common Stock Shares # -------------	Common Stock Amount $ -------	Additional Paid In Capital $ ---------	Common Stock Subscriptions $ -------------	Deficit Accumulated During the Exploration Stage $ -----------	Donated Capital $ ------	Total $ --------

Balance - April 20, 2004 (Date of Inception)

Issuance of common shares for cash at $.00001/share	144,000,000	1,440	(1,400)	(40)	-	-	-
Net loss for the period	-	-	-	-	(1,858)	-	(1,858)

Balance - April 30, 2004	144,000,000	1,440	(1,400)	(40)	(1,858)	-	(1,858)

Issuance of common shares for cash at $.00001/share	36,000,000	360	(350)	(10)	-	-	-
Share subscriptions received	-	-	-	40	-	-	40
Donated rent and services	-	-	-	-	-	10,500	10,500
Net loss for the year					(32,480)		(32,480)

Balance - April 30, 2005	180,000,000	1,800	(1,750)	(10)	(34,338)	10,500	(23,798)

Share subscriptions received	-	-	-	10	-		10
Donated rent and services	-	-	-	-	-	12,000	12,000
Net loss for the year	-	-	-	-	(12,690)	-	(12,690)
Balance - April 30, 2006	180,000,000	1,800	(1,750)	-	(47,028)	22,500	(24,478)

Issuance of common shares for cash at $0.00277/share	36,450,000	364	100,886	-	-	-	101,250
Share subscriptions received	-	-	-	2,600,000	-	-	2,600,000
Donated rent and services	-	-	-	-	-	12,000	12,000
Net loss for the year	-	-	-	-	(220,450)	-	(220,450)

Balance - April 30, 2007	216,450,000	2,164	99,136	2,600,000	(267,478)	34,500	2,468,322

All share amounts have been restated to reflect the 36:1 reverse share consolidation on February 9, 2007 (refer to Note 1).

The accompanying notes are an integral part of the financial statements.

Zoro Mining Corp.
(formerly Rochdale Mining Corporation)
(An Exploration Stage Company)
Notes to the Financial Statements
April 30, 2007

1.      Nature of Operations

The Company was incorporated in the State of Nevada on April 20, 2004. The Company is in the exploration stage, as defined by Statement of Financial Accounting Standard ("SFAS") No. 7. The Company's principal business is the acquisition and exploration of mineral resources (Note 3). The Company has not presently determined whether its mineral properties contain mineral reserves that are economically recoverable.

These financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company has not generated revenues since inception and has never paid any dividends and is unlikely to pay dividends or generate earnings in the immediate or foreseeable future. The continuation of the Company as a going concern is dependent on the ability of the Company to obtain necessary equity financing to continue operations and to determine the existence, discovery and successful exploitation of economically recoverable reserves in its resource properties, confirmation of the Company's interests in the underlying properties, and the attainment of profitable operations. As at April 30, 2007, the Company has accumulated losses of $267,478 since inception. These factors raise substantial doubt regarding the Company's ability to continue as a going concern. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Share Split

On February 9, 2007 the Company increased the number of shares of the Company's authorized share capital and correspondingly increase the number of its issued and outstanding common shares, in each case on a thirty-six (36) new shares for one (1) old share basis.  As a result, the Company's authorized share capital was increased from 100,000,000 common shares to 3,600,000,000 common shares, and the Company's issued and outstanding common stock was increased from 6,012,500 common shares to 216,450,000 common shares. The par value of the Company's common shares, which is $0.00001 per common share, has not changed.  The financial statements have been restated to give retroactive effect to the stock split, unless otherwise noted.

Name Change and Merger

Effective on March 19, 2007, solely for the purposes of effecting a name change, the Company (as Rochdale Mining Corporation), merged with a new wholly-owned subsidiary, Zoro Mining Corp., pursuant to Articles of Merger that the Company filed with the Nevada Secretary of State. The merger was in the form of a parent/ subsidiary merger, with the Company as the surviving corporation. Upon completion of the merger, the Company's name has been changed to "Zoro Mining Corp." and the Company's Articles of Incorporation have been amended to reflect this name change.

The Company's common shares trade on the OTC Bulletin Board. In connection with the name change to Zoro Mining Corp., as of the open of business on March 19, 2007, the Company's trading symbol is "ZORO".

2.      Summary of Significant Accounting Policies

a)	Basis of Presentation and Fiscal Year

These financial statements and related notes are presented in accordance with accounting principles generally accepted in the United States, and are expressed in US dollars.  The Company's fiscal year-end is April 30.

Zoro Mining Corp.
(formerly Rochdale Mining Corporation)
(An Exploration Stage Company)
Notes to the Financial Statements
April 30, 2007

2.      Summary of Significant Accounting Policies (continued)

b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c)	Basic and Diluted Net Income (Loss) Per Share

The Company computes loss per share in accordance with Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share" which requires presentation of both basic and diluted earnings per share on the face of the statement of operations. Basic loss per share is computed by dividing net loss available to common shareholders by the weighted average number of outstanding common shares during the period, as retroactively restated for the 36:1 stock split. Diluted loss per share gives effect to all dilutive potential common shares outstanding during the period.  Dilutive loss per share excludes all potential common shares if their effect is anti-dilutive.

d)	Comprehensive Loss

SFAS No. 130, "Reporting Comprehensive Income," establishes standards for the reporting and display of comprehensive loss and its components in the financial statements. As at April 30, 2007, the Company has no items that represent a comprehensive loss and, therefore, has not included a schedule of comprehensive loss in the financial statements.

e)	Mineral Property Costs

Mineral property acquisition costs are capitalized in accordance with EITF 04-2 when management has determined that probable future benefits consisting of a contribution to future cash inflows have been identified and adequate financial resources are available or are expected to be available as required to meet the terms of property acquisition and budgeted exploration and development expenditures.  Mineral property acquisition costs are expensed as incurred if the criteria for capitalization are not met.  In the event that mineral property acquisition costs are paid with Company shares, those shares are recorded at their estimated fair value at the time the shares are due under the terms of the property agreements.

Mineral property exploration costs are expensed as incurred.

When mineral properties are acquired under option agreements with future acquisition payments to be made at the sole discretion of the Company, those future payments, whether in cash or shares, are recorded only when the Company has made or is obliged to make the payment or issue the shares.  Because option payments do not meet the definition of tangible property under EITF 04-2, all option payments are expensed as incurred.

When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves and pre feasibility, the costs incurred to develop such property are capitalized.

The Company has adopted the provisions of SFAS No. 143 "Accounting for Asset Retirement Obligations" which establishes standards for the initial measurement and subsequent accounting for obligations associated with the sale, abandonment, or other disposal of long-lived tangible assets arising from the acquisition, construction or development and for normal operations of such assets.  The adoption of this standard has had no effect on the Company's financial position or results of operations.  As at April 30, 2007, any potential costs relating to the retirement of the Company's mineral property interest are not yet determinable.

Zoro Mining Corp.
(formerly Rochdale Mining Corporation)
(An Exploration Stage Company)
Notes to the Financial Statements
April 30, 2007

2.      Summary of Significant Accounting Policies (continued)

f)	Financial Instruments

Financial instruments, which include cash, loan receivable and accounts payable and accrued liabilities and amounts due to related parties were estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments. Currently, the Company does not use derivative instruments to reduce its exposure to foreign currency risk.

g)	Income Taxes

Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not. The Company has adopted SFAS No. 109 "Accounting for Income Taxes," as of its inception. Pursuant to SFAS No. 109 the Company is required to compute tax asset benefits for net operating losses carried forward. Potential benefit of net operating losses have not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the net operating losses carried forward in future years.

h)	Foreign Currency Translation

These financial statements are presented in United States dollars.  In accordance with SFAS No. 52, "Foreign Currency Translation", foreign denominated monetary assets and liabilities are translated to their United States dollar equivalents using foreign exchange rates which prevailed at the balance sheet date.  Non-monetary assets and liabilities are translated at the transaction date.  Revenue and expenses are translated at average rates of exchange during the year.  Related translation adjustments are reported as a separate component of stockholders' equity, whereas gains or losses resulting from foreign currency transactions are included in results of operations.

i)	Stock-Based Compensation

In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment", which replaced SFAS No. 123, "Accounting for Stock-Based Compensation" and superseded APB Opinion No. 25, "Accounting for Stock Issued to Employees". In January 2005, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 107, "Share-Based Payment", which provides supplemental implementation guidance for SFAS No. 123R. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on the grant date fair value of the award. SFAS No. 123R was to be effective for interim or prospectusing periods beginning on or after June 15, 2005, but in April 2005 the SEC issued a rule that will permit most registrants to implement SFAS No. 123R at the beginning of their next fiscal year, instead of the next reporting period as required by SFAS No. 123R. The pro-forma disclosures previously permitted under SFAS No. 123 no longer will be an alternative to financial statement recognition. Under SFAS No. 123R, the Company must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The transition methods include prospective and retroactive adoption options. Under the retroactive options, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS No. 123R, while the retroactive methods would record compensation expense for all unvested stock options and restricted stock beginning with the first period restated. The Company adopted the requirements of SFAS No. 123R for the fiscal year beginning on May 1, 2006; however, no compensation expense was recorded in the first quarter of 2006 as the Company had never granted any stock options.

Zoro Mining Corp.
(formerly Rochdale Mining Corporation)
(An Exploration Stage Company)
Notes to the Financial Statements
April 30, 2007

2.      Summary of Significant Accounting Policies (continued)

i)	Stock-Based Compensation (continued)

The Company accounts for equity instruments issued in exchange for the receipt of goods or services from other than employees in accordance with SFAS No. 123 and the conclusions reached by the Emerging Issues Task Force ("EITF") in Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring or in Conjunction with Selling Goods or Services".  Costs are measured at the estimated fair market value of the consideration received or the estimated fair value of the equity instruments issued, whichever is more reliably measurable.  The value of equity instruments issued for consideration other than employee services is determined on the earlier of a performance commitment or completion of performance by the provider of goods or services as defined by EITF No. 96-18.

The Company has not adopted a stock option plan.  Accordingly, no options have been granted to date and no stock-based compensation been recorded.

j)	Recent Accounting Pronouncement

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements". The objective of SFAS 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements.  SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS No. 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." This Statement requires an employer to recognize the over funded or under funded status of a defined benefit post retirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position, and to recognize changes in that funded status in the year in which the changes occur through comprehensive income.  SFAS No. 158 is effective for fiscal years ending after December 15, 2006. The Company's implementation of SFAS No. 158 did not have a material impact on the Company's financial position and results of operations.

In September 2006, the SEC issued Staff Accounting Bulletin ("SAB") No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." SAB No. 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 requires companies to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. SAB No. 108 is effective for periods ending after November 15, 2006.  The adopting of SAB No. 108 did not have a material effect on the Company's financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities". This Statement permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of SFAS No. 159 on its financial position and results of operations.

Zoro Mining Corp.
(formerly Rochdale Mining Corporation)
(An Exploration Stage Company)
Notes to the Financial Statements
April 30, 2007

3.       Mineral Properties

Canada

The Company acquired a 100% interest in the Arlington #1 and Arlington #2 mineral claims located in the Greenwood Mining Division, British Columbia, Canada for $1,858 (CDN$2,500).  During 2005 these claims were converted into one larger claim covering a total of 942 hectares.  Title to the property is held by the past president and current director of the Company in trust on behalf of the Company.  Mineral property costs include direct expenditures of $15,155 since inception related to this property, of which $5,301 was incurred in the year ended April 30, 2007.  As at March 31, 2007, the Company decided not to renew its interest in this property and forfeited its interest in these claims.

South America and Mexico

During the year ended April 30, 2007, the Company expended $48,087 on exploration related due diligence on potential acquisitions located in Brazil.  In addition, a total of $125,000 was advanced to a property vendor as advances made under a failed property acquisition agreement.  This amount is repayable within one year and bears interest at 6% simple interest over the one year term, which is to March 12, 2008.

On May 7, 2007, the Company agreed to the terms and conditions of a mineral property acquisition agreement between the Company and various third parties pursuant to which the Vendors agreed to transfer a 100% undivided legal, beneficial and registerable interest in and to six separate mineral property projects, totalling approximately 33,115 acres located in Chile and Peru, and a further 6,825 acres located in Mexico.  The Company is in the process of establishing and transferring to wholly-owned subsidiaries in each of Chile, Peru, and Mexico its various and newly acquired property interests and completing other terms of the agreement.  (Refer to Note 7).  At April 30, 2007 $175,000 had been advanced towards future expenses to be incurred on these properties of which $125,000 was advanced to a company with a director in common.

4.      Related Party Transactions

a)

At April 30, 2007, $nil (2006 - $15,694) was owing to certain directors of the Company for cash loans or expenses paid on behalf of the Company.  These amounts were non-interest bearing, unsecured and had no specific terms of repayment.  As at April 30, 2007 all amounts had been repaid.

b)

The past Corporate Secretary provided management services and office premises to the Company. During the year ended April 30, 2007, donated services of $3,000 (2006 - $3,000) and donated rent of $3,000 (2006 - $3,000) were recorded.

c)

A director and past president of the Company provides management services to the Company valued at $250 per month. During the year ended April 30, 2007, donated management services of $3,000 (2006 - $3,000) were recorded.

d)	A past director of the Company provided management services to the Company. During the year ended April 30, 2007, donated management services of $3,000 (2006 - $3,000) were recorded.
e)

During the year ended April 30, 2007, a significant shareholder of the Company provided advances to the Company relating to exploration due diligence costs and a loan incurred in the amount of $125,496.  These advances were subsequently repaid in full in July 2007 without interest.

f)	At April 30, 2007, the current Corporate Secretary, Vice President and director of the Company provided advances of $7,401 through a related company. These advances have no terms of repayment.

All related party transactions are in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Zoro Mining Corp.
(formerly Rochdale Mining Corporation)
(An Exploration Stage Company)
Notes to the Financial Statements
April 30, 2007

5.      Capital Stock

On April 20, 2004, the Company issued 144,000,000 (4,000,000 pre-split) shares of common stock for proceeds of $40, pursuant to subscription agreements to two directors of the Company.

On November 3, 2004, the Company issued 36,000,000 (1,000,000 pre-split) shares of common stock for proceeds of $10, pursuant to a subscription agreement to a director of the Company.

On August 17, 2006, the Company issued 36,450,000 (1,012,500 pre-split) shares of common stock at a price of $0.10 per share for proceeds of $101,250, pursuant to an effective SB-2 Registration Statement filed with the SEC.

As at April 30, 2007, the Company had received an aggregate of $2,600,000 in connection with private placement subscriptions for a total of 2,064,000 units at a price of $1.25 per unit.  Each unit is comprised of one common share and one share purchase warrant to purchase a further share of common stock at a price of $1.75 for a two year period from the effective date of registration of the securities underlying the units (refer to Note 7).

At April 30, 2007 there were no warrants or options outstanding.

6.      Deferred Income Taxes

There were no temporary differences related to the Company's assets and liabilities nor other temporary differences that result in deferred tax assets nor liabilities, except for the Company's net operating loss carry-forwards and other deductions for tax amounting to approximately $267,000 at April 30, 2007 (2006 - $22,000) which may be available to reduce future year's taxable income. These carry-forwards will expire, if not utilized, commencing in 2024.  Management believes that the realization of the benefits from this deferred tax asset are uncertain due to the Company's limited operating history and continuing losses.  Accordingly, a full deferred tax asset valuation allowance has been provided and no deferred tax asset has been recorded.

The significant components of the Company's deferred income tax assets at April 30 are as follows:
	April 30, 2007	April 30, 2006
Deferred tax asset
Non-capital losses	$ 62,201	$ 7,498
Other deductions for tax	17,011	842
Valuation allowance	(79,212)	(8,340)
Net deferred tax asset	$ -	$ -

The provision for income tax differs from the amount computed by applying statutory tax rates to earnings (loss) before income taxes.  The difference results from the following:
	April 30, 2007	April 30, 2006
Net loss	$(220,450)	$(12,690)
Statutory tax rate	34%	34%
Expected tax (recovery)	(74,953)	(4,315)
Non-deductible expenses	22,232	4,112
Other deductions for tax	(1,982)	(167)
Valuation allowance	54,703	370
Deferred income tax provision	$ -	$ -

Zoro Mining Corp.
(formerly Rochdale Mining Corporation)
(An Exploration Stage Company)
Notes to the Financial Statements
April 30, 2007

7.     Subsequent Events

Corporate Services Agreement - On May 1, 2007, the Company executed a corporate support services agreement effective January 1, 2007 with a third party to perform office and administrative services for CDN$15,000 per month.

Private Placement - In connection with a private placement, the Company issued in four tranches a total of 3,150,400 units of securities for $3,938,000.  Each unit was priced at $1.25 and was comprised of one common share and one share purchase warrant to purchase a further share of common stock at a price of $1.50 for a two year period from the effective date of registration of the securities underlying the units.  A total of $172,060 and 100,800 warrants were paid to consultants as finders' fees in connection with the private placement, with such warrants having the same terms and conditions as the warrants in the units of the private placement.  All the securities underlying the units and warrants issued in the private placement are proposed for registration under the Securities and Exchange Act of 1934 with the Company's commercially reasonable efforts to file such registration within 90 days of closing of the private placement.  At April 30, 2007 the Company had received $2,600,000 towards this private placement.

Mineral Property Acquisition Agreement - Pursuant to an agreement dated April 12, 2007 and effective on May 7, 2007, the Company agreed to the terms and conditions of a mineral property acquisition agreement between the Company and various third parties pursuant to which the Vendors agreed to transfer a 100% undivided legal, beneficial and registerable interest in and to six separate mineral property projects, totaling approximately 33,115 acres located in Chile and Peru, and a further 6,825 acres located in Mexico (the "Mineral Property Acquisition Agreement").

In order to complete the acquisitions, three wholly owned subsidiaries in each of Peru, Chile, and Mexico were incorporated by the Company between May, 2007 and July, 2007 to beneficially hold property titles in each country.  As consideration, a founding shareholder of the Company agreed to sell an aggregate of 35,500,000 restricted common shares to the Vendors at a purchase price of US$0.0001 per common share, the Company agreed to enter into certain consulting arrangements for management and administration of exploration activities with certain agents to the vendors of the properties, and the Company further agreed to pay all regulatory and governmental payments and assessment work required to keep the mineral property interests in good standing. The Company is in the process of establishing and transferring to wholly-owned subsidiaries in each of Chile, Peru, and Mexico its various and newly acquired Property interests.

Warrants Issued for Mineral Properties - On May 18, 2007 and in connection with the Mineral Property Acquisition Agreement, the Company issued an aggregate of 4,670,000 warrants to purchase restricted common shares of the Company at a price of $0.70 per share for a term until May 18, 2009 for finders' fees in connection with the exploration properties acquired of which 808,500 warrants were issued to the current President and Director of the Company. The term of these warrants is two years. The fair value of these warrants at the date of grant of $3,192,763 was estimated using the Black-Scholes option pricing model with an expected life of 2 years, a risk free interest rate of 4.38%, a dividend yield of 0%, and an expected volatility of 40%, and in accordance with the provisions of SFAS 148.

Warrants Issued for Management Services - On May 18, 2007 and in connection with management services to be rendered by the current President and director of the Company, the Company issued an aggregate of 800,000 warrants to purchase common shares of the Company at a price of $1.50 per share for a term until May 18, 2009.  The term of these warrants is two years. The fair value of these warrants at the date of grant of $209,293 was estimated using the Black-Scholes option pricing model with an expected life of 2 years, a risk free interest rate of 4.38%, a dividend yield of 0%, and an expected volatility of 40%, and in accordance with the provisions of SFAS 148.

Share Cancellations - On May 7, 2007, and in connection with the Mineral Property Acquisition Agreement, an aggregate of 132,850,000 common shares of the Company held by certain directors of the Company were cancelled and returned to treasury for no consideration as part of a restructuring to allow the Company to acquire certain assets. No value was attributed to the transaction on the basis of prior negotiations.

__________

ZORO MINING CORP.

(An Exploration Stage Company)

July 31, 2007

(Unaudited)

CONSOLIDATED BALANCE SHEETS

CONSOLIDATED STATEMENTS OF OPERATIONS

CONSOLIDATED STATEMENTS OF CASH FLOWS

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Zoro Mining Corp.
(An Exploration Stage Company)
Consolidated Balance Sheets

	July 31, 2007 $	April 30, 2007 $
	(Unaudited)
CURRENT ASSETS
Cash	2,789,010	2,405,857
Prepaid expenses	6,727	176,727
Accounts receivable	8,875	-
Loan receivable (Note 3)	126,875	125,000

Total Current Assets	2,931,487	2,707,584

EQUIPMENT, net of accumulated depreciation of $8,982	350,290	-

TOTAL ASSETS	3,281,776	2,707,584

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities

Accounts payable and accrued liabilities	98,565	106,365
Due to related parties (Note 4)	628,989	132,897

Total Current Liabilities	727,554	239,262

Stockholders' Equity

Capital stock (Note 5) 3,600,000,000 shares authorized, $0.00001 par value
86,750,400 shares issued and outstanding (April 30, 2007 - 216,450,000)	868	2,164
Additional paid-in capital	7,268,428	99,136
Subscriptions received (Note 5)	-	2,600,000
Donated capital	34,500	34,500
Deficit accumulated during the exploration stage	(4,749,574)	(267,478)

Total Stockholders' Equity	2,554,222	2,468,322

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	3,281,776	2,707,584

GOING CONCERN CONTINGENCY (Note 1)

The accompanying notes are an integral part of these consolidated financial statements.

Zoro Mining Corp.
(An Exploration Stage Company)
Consolidated Statements of Operations
(Unaudited)
	Three Months Ended July 31		From April 20, 2004 (Date of Inception) to July 31, 2007
	2007	2006

$
		$	$
Expenses
Consulting	47,020	-	47,020
Depreciation	8,982	-	8,982
Donated services	-	3,000	25,500
Filing and transfer agent fees	8,089	-	8,089
Management and administration	214,108	-	214,108
Mineral property costs (Note 3)	4,171,175	2,803	4,226,516
Office and general	16,639	94	117,463
Professional fees	38,672	12,190	124,486
	(4,504,685)	(18,087)	(4,772,164)

Other income
Interest income	22,590	-	22,590

Net loss	(4,482,096)	(18,087)	(4,749,574)

Basic and diluted net loss per common share	(0.05)	-

Weighted average number of common shares outstanding - basic and diluted (Note 1)	96,632,430	5,000,000

The accompanying notes are an integral part of these consolidated financial statements.

Zoro Mining Corp.
(An Exploration Stage Company)
Consolidated Statements of Operations
(Unaudited)
	Three Months Ended July 31		From April 20, 2004 (Date of Inception) to July 31, 2007 $
	2007 $	2006 $
Cash Flows From Operating Activities

Net loss	(4,482,096)	(18,087)	(4,749,574)
Adjustments to reconcile net loss to net cash used in operating activities:
Donated rent	-	750	9,000
Donated services	-	2,250	25,500
Stock-based management fees	209,293	-	209,293
Warrants issued for mineral properties	3,192,763	-	3,192,763
Depreciation	8,982	-	8,982
Changes in operating assets and liabilities:
Prepaid expenses	170,000	(1,500)	(6,727)
Accounts receivable	(8,875)	-	(8,875)
Accounts payable and accrued liabilities	(7,800)	3,773	98,565
Amounts due to related parties	496,092	12,803	628,989

Net Cash Used in Operating Activities	(421,641)	(11)	(1,221,073)

Cash Flows From Investing Activities
Expenditures for equipment	(359,271)	-	(359,271)
Loan receivable	(1,875)	-	(126,875)

Net Cash Used in Investing Activities	(361,146)	-	(486,146)

Cash Flows From Financing Activities
Proceeds from issuance of common stock and share subscriptions received	1,165,940	-	3,867,240

Net Cash Provided by Financing Activities	1,165,940	-	4,496,229

Net Increase (Decrease) in Cash	383,153	(11)	2,789,010

Cash - Beginning	2,405,857	57	-

Cash - Ending	2,789,010	46	2,789,010

Supplemental Disclosures
Interest paid	-	-	-
Income taxes paid	-	-	-

The accompanying notes are an integral part of these consolidated financial statements.

Zoro Mining Corp.
(An Exploration Stage Company)
Notes to Consolidated financial Statements
July 31, 2007
(Unaudited)
					Deficit
					Accumulated
			Additional	Common	During the
			Paid-in	Stock	Exploration	Donated
	Common Stock		Capital	Subscriptions	Stage	Capital	Total
	#	$	$	$	$	$	$

Balance - April 30, 2007	216,450,000	2,164	99,136	2,600,000	(267,478)	34,500	2,468,322

Shares and warrants issued for private placement at $1.25 per unit (Note 5(a))	3,150,400	32	3,765,908	(2,600,000)	-	-	1,165,940
Share cancellation (Note 5(a))	(132,850,000)	(1,328)	1,328	-	-	-	-
Fair value of warrants issued for mineral properties (Note 3)	-	-	3,192,763	-	-	-	3,192,763
Fair value of warrants issued for services (Note 5(b))	-	-	209,293	-	-	-	209,293
Net loss	-	-	-	-	(4,482,096)	-	(4,482,096)

Balance - July 31, 2007 (Unaudited)	86,750,400	868	7,268,428	-	(4,749,574)	34,500	2,554,222

The accompanying notes are an integral part of these consolidated financial statements.

Zoro Mining Corp.
(An Exploration Stage Company)
Consolidated Statements of Operations
(Unaudited)

1.       Nature of Operations

The Company was incorporated in the State of Nevada on April 20, 2004. The Company is in the exploration stage, as defined by Statement of Financial Accounting Standard ("SFAS") No. 7. The Company's principal business is the acquisition and exploration of mineral resources (Note 3). The Company has not presently determined whether its mineral properties contain mineral reserves that are economically recoverable.

The Company's common shares trade on the OTC Bulletin Board. In connection with the name change to Zoro Mining Corp., as of the open of business on March 19, 2007, the Company's trading symbol is "ZORO".

Principles of Consolidation

During the quarter ended July 31, 2007, the Company incorporated three wholly-owned subsidiaries in each of Peru (Zoro Mining SAC, dba "Zoro Peru"), Chile (Sociedad Chile Limitada, dba "Zoro Chile"), and Mexico (Aravena SA, dba "Zoro Mexico") to beneficially hold property titles in each country. These financial statements include the accounts of Zoro Mining Corp., and its wholly-owned subsidiaries Zoro Peru, Zoro Chile, and Zoro Mexico (collectively the "Company"). All intercompany transactions and balances have been eliminated.

Going Concern

These financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company has not generated significant revenues since inception and has never paid any dividends and is unlikely to pay dividends or generate earnings in the immediate or foreseeable future. The continuation of the Company as a going concern is dependent on the ability of the Company to obtain necessary equity financing to continue operations and to determine the existence, discovery and successful exploitation of economically recoverable reserves in its resource properties, confirmation of the Company's interests in the underlying properties, and the attainment of profitable operations. As at July 31, 2007, the Company has accumulated losses of $4,749,574 since inception. These factors raise substantial doubt regarding the Company's ability to continue as a going concern. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2.       Summary of Significant Accounting Policies

a)       Basis of Presentation and Fiscal Year

These financial statements and related notes are presented in accordance with accounting principles generally accepted in the United States, and are expressed in U.S. dollars. The Company's fiscal year-end is April 30.

The foregoing unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB and Regulation S-B as promulgated by the Securities and Exchange Commission ("SEC"). Accordingly, these financial statements may not include all of the disclosures required by generally accepted accounting principles for complete financial statements. The accompanying unaudited financial statements and related notes should be read in conjunction with the audited financial statements and the Form 10-KSB of the Company for the year ended April 30, 2007. In the opinion of management, the unaudited interim financial statements furnished herein include all adjustments, all of which are of a normal recurring nature, necessary for a fair statement of the results for the interim period presented.

b)       Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Zoro Mining Corp.
(An Exploration Stage Company)
Consolidated Statements of Operations
(Unaudited)

2.       Summary of Significant Accounting Policies (continued)

c)       Equipment

Equipment is recorded at cost. Depreciation is provided using the straight-line method over 5 years. Maintenance and repairs are expensed as incurred. Replacements and betterments are capitalized.

d)       Mineral Property Costs

Mineral property acquisition costs are capitalized in accordance with EITF 04-2 when management has determined that probable future benefits consisting of a contribution to future cash inflows have been identified and adequate financial resources are available or are expected to be available as required to meet the terms of property acquisition and budgeted exploration and development expenditures. Mineral property acquisition costs are expensed as incurred if the criteria for capitalization are not met. In the event that mineral property acquisition costs are paid with Company shares, those shares are recorded at their estimated fair value at the time the shares are due under the terms of the property agreements. To date, the Company has not capitalized mineral property acquisition costs as the criteria for capitalizing such costs has not been met.

Mineral property exploration costs are expensed as incurred.

When mineral properties are acquired under option agreements with future acquisition payments to be made at the sole discretion of the Company, those future payments, whether in cash or shares, are recorded only when the Company has made or is obliged to make the payment or issue the shares. Because option payments do not meet the definition of tangible property under EITF 04-2, all option payments are expensed as incurred.

When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves and pre feasibility, the costs incurred to develop such property are capitalized.

The Company has adopted the provisions of SFAS No. 143 "Accounting for Asset Retirement Obligations" which establishes standards for the initial measurement and subsequent accounting for obligations associated with the sale, abandonment, or other disposal of long-lived tangible assets arising from the acquisition, construction or development and for normal operations of such assets. The adoption of this standard has had no effect on the Company's financial position or results of operations. As at July 31, 2007, any potential costs relating to the retirement of the Company's mineral property interest are not yet determinable.

e)       Stock-Based Compensation

In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment", which replaced SFAS No. 123, "Accounting for Stock-Based Compensation" and superseded APB Opinion No. 25, "Accounting for Stock Issued to Employees". In January 2005, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 107, "Share-Based Payment", which provides supplemental implementation guidance for SFAS No. 123R. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on the grant date fair value of the award. SFAS No. 123R was to be effective for interim or annual reporting periods beginning on or after June 15, 2005, but in April 2005 the SEC issued a rule that would permit most registrants to implement SFAS No. 123R at the beginning of their next fiscal year, instead of the next reporting period as required by SFAS No. 123R. The pro-forma disclosures previously permitted under SFAS No. 123 no longer will be an alternative to financial statement recognition. Under SFAS No. 123R, the Company must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The transition methods include prospective and retroactive adoption options. Under the retroactive options, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter

Zoro Mining Corp.
(An Exploration Stage Company)
Consolidated Statements of Operations
(Unaudited)

2.       Summary of Significant Accounting Policies (continued)

e)       Stock-Based Compensation (continued)

of adoption of SFAS No. 123R, while the retroactive methods would record compensation expense for all unvested stock options and restricted stock beginning with the first period restated. The Company adopted the requirements of SFAS No. 123R for the fiscal year beginning on May 1, 2006; however, no stock-based compensation expense was recorded in the first quarter of 2006 as the Company had not granted any stock options. Therefore, no pro-forma disclosure has been provided.

The Company accounts for equity instruments issued in exchange for the receipt of goods or services from other than employees in accordance with SFAS No. 123R and the conclusions reached by the Emerging Issues Task Force ("EITF") in Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring or in Conjunction with Selling Goods or Services". Costs are measured at the estimated fair market value of the consideration received or the estimated fair value of the equity instruments issued, whichever is more reliably measurable. The value of equity instruments issued for consideration other than employee services is determined on the earlier of a performance commitment or completion of performance by the provider of goods or services as defined by EITF No. 96-18.

3.       Mineral Properties

During the year ended April 30, 2007, $125,000 was advanced to a property vendor under a failed property acquisition agreement. This amount is repayable within one year and bears interest at 6% simple interest over the one year term, which is to March 12, 2008. During the quarter ended July 31, 2007, interest of $1,875 has accrued on this note.

Pursuant to an agreement dated April 12, 2007 and effective on May 7, 2007, the Company agreed to the terms and conditions of a mineral property acquisition agreement between the Company and various third parties pursuant to which the vendors agreed to transfer a 100% undivided legal, beneficial and registerable interest in and to six separate mineral property projects, totalling approximately 28,173 acres in Chile, 6,672 acres in Mexico, and a further 4,942 acres located in Peru (the "Mineral Property Acquisition Agreement").

In order to complete the acquisitions, three wholly-owned subsidiaries in each of Peru, Chile, and Mexico were incorporated by the Company between May and July 2007 to beneficially hold property titles in each country. As consideration, a founding shareholder of the Company agreed to sell an aggregate of 35,500,000 restricted common shares to the vendors at a purchase price of US$0.0001 per common share, the Company agreed to enter into certain consulting arrangements for management and administration of exploration activities with certain agents to the vendors of the properties, and the Company further agreed to pay all regulatory and governmental payments and assessment work required to keep the mineral property interests in good standing. The Company is in the process of establishing and transferring to wholly-owned subsidiaries in each of Chile, Peru, and Mexico its various and newly acquired property interests.

On May 18, 2007 and in connection with the Mineral Property Acquisition Agreement, the Company issued an aggregate of 4,670,000 warrants to purchase restricted common shares of the Company at a price of $0.70 per share for a term until May 18, 2009 for finders' fees in connection with the exploration properties acquired of which 808,500 warrants were issued to the current President and Director of the Company. The term of these warrants is two years. The fair value of these warrants at the date of grant of $3,192,763 was estimated using the Black-Scholes option pricing model with an expected life of 2 years, a risk free interest rate of 4.38%, a dividend yield of 0%, and an expected volatility of 40% and has been recorded as a charge to operations in the period.

Zoro Mining Corp.
(An Exploration Stage Company)
Consolidated Statements of Operations
(Unaudited)

4.       Related Party Transactions

Related party transactions not otherwise disclosed elsewhere in these financial statements are listed as follows:

a)       During the year ended April 30, 2007, a significant shareholder of the Company provided advances to the Company relating to exploration due diligence costs and a loan incurred in the amount of $125,496. These advances were repaid in full in July 2007 without interest.

b)       During the quarter ended July 31, 2007, the Company paid $22,000 to the benefit of a director and officer of the Company for services rendered.

c)       During the quarter ended July 31, 2007, a corporation with a director in common incurred costs of $621,132 on behalf of the Company for the purpose of acquiring exploration equipment and paying certain mineral property costs in Peru and Chile

All related party transactions are in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

5.       Capital Stock

a)       Share issuance and cancellation:

In connection with a private placement, the Company issued in four tranches a total of 3,150,400 units of securities for $3,938,000. Each unit was priced at $1.25 and was comprised of one common share and one share purchase warrant to purchase a further share of common stock at a price of $1.50 for a two-year period from the effective date of registration of the securities underlying the units. A total of $172,060 and 100,800 warrants were paid to consultants as finders' fees in connection with the private placement, with such warrants having the same terms and conditions as the warrants in the units of the private placement.

On May 7, 2007, and in connection with the Mineral Property Acquisition Agreement, an aggregate of 132,850,000 common shares of the Company held by certain directors of the Company were cancelled and returned to treasury for no consideration as part of a restructuring to allow the Company to acquire certain assets. No value was attributed to the transaction on the basis of prior negotiations.

b)       Warrants:

On May 18, 2007 and in connection with the Mineral Property Acquisition Agreement, the Company issued an aggregate of 4,670,000 warrants to purchase restricted common shares of the Company at a price of $0.70 per share for a term until May 18, 2009 for finders' fees in connection with the exploration properties acquired of which 808,500 warrants were issued to the current President and Director of the Company. The term of these warrants is two years. The fair value of these warrants at the date of grant of $3,192,763 was estimated using the Black-Scholes option pricing model with an expected life of 2 years, a risk free interest rate of 4.38%, a dividend yield of 0%, and an expected volatility of 40%, and was recorded in accordance with the provisions of SFAS 148

On May 18, 2007 and in connection with management services to be rendered by the current President and director of the Company, the Company issued an aggregate of 800,000 warrants to purchase common shares of the Company at a price of $1.50 per share for a term until May 18, 2009. The term of these warrants is two years. The fair value of these warrants at the date of grant of $209,293 was estimated using the Black-Scholes option pricing model with an expected life of 2 years, a risk free interest rate of 4.38%, a dividend yield of 0%, and an expected volatility of 40%, and was recorded in accordance with the provisions of SFAS 148.

To date, there have been no stock options granted.

Zoro Mining Corp.
(An Exploration Stage Company)
Consolidated Statements of Operations
(Unaudited)

6.       Corporate Services Agreement

On May 1, 2007, the Company executed a corporate support services agreement effective January 1, 2007 with a third party to perform office and administrative services for approximately $14,100 (CDN$15,000) per month.

7.       Non-cash Investing and Financing Activities

During the three months ended July 31, 2007, the Company issued 100,800 warrants with an estimated fair value of $37,767 as a finder's fee in a private placement.

DEALER PROSPECTUS DELIVERY OBLIGATION

Until ___________, 2007, all dealers that effect transactions in these securities, whether or not participating in the offering, may be required to deliver a Prospectus. This is in addition to the dealers' obligation to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

__________